Exhibit 99.1

 2017 Annual Report

Sandstorm Gold

Sandstrom Gold Ltd Section 01 Company Profile

Corporate & Shareholder Information

Stock Exchange Listings

Toronto Stock Exchange
TSX: SSL

New York Stock Exchange
NYSE.AMERICAN: SAND

Transfer Agent

Computershare Investor Services
2nd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

T 04 661 9400

Corporate Secretary

Christine Gregory

Auditors

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
Suite 1400, 250 Howe Street
Vancouver, British Columbia
V6C 3S7

T 04 806 7000
F 04 806 7806

Board of Directors

Andrew T. Swarthout
David Awram
David E. De Witt
John P. A. Budreski
Mary L. Little
Nolan Watson

Corporate Offices

Vancouver Head Office
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

T 04 689 0234
F 06 689 7317

info@sandstormltd.com
www.sandstormgold.com

Toronto Office
Suite 1110, 8 King Street
Toronto, Ontario
M5C 1B5

T 16 238 1152

Contents

SECTION 01

02Company Profile

03A Message to our Shareholders

11Global Assets Map

12Board of Directors

13Management Team

SECTION 02

14Management's Discussion & Analysis

15Company Highlights

18Overview and Outlook

19Key Producing Assets

25Other Producing Assets

26Development Assets

32Summary of Annual Results

35Summary of Quarterly Results

39Quarterly Commentary

SECTION 03

61Consolidated Financial Statements

62Financial Position

63Income (Loss)

64Comprehensive Income (Loss)

65Cash Flows

66Changes in Equity

67Notes to the Consolidated

Financial Statements

Company Profile

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 174 streams and royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

A Message to Our Shareholders

It is not an exaggeration to say that double digit returns were ubiquitous in equity markets during 2017. We are experiencing one of the longest bull markets in history and the developed world saw equity market returns of between 15% and 20%, on average! Most investors would concede that almost all asset classes are looking expensive whether it be stocks, real estate, or Bitcoin, but at this stage of the cycle there is an asset that I think is surprisingly cheap, and that’s gold.

I think gold is cheap given the backdrop of central banks attempting to normalize interest rate policy, because with the world awash in debt at the government, corporate and individual levels, there is little room to raise rates without bursting the various financial bubbles in the market. One alternative for central bankers is to keep interest rates low and allow the economy to run hot, which could cause material inflation and lead to people looking to real assets such as gold to protect against inflation. Alternatively, central bankers could continue materially increasing interest rates and risk causing the next credit crisis. Since the world is significantly more indebted than before the 2008 credit crisis, the next crisis could be far worse than the last one resulting in investors looking for safe-haven investments, which would also be great for gold. Either way, gold wins! We are in a goldilocks scenario that we think plays out over the next few years and as a Sandstorm shareholder, you are in a good position to profit from these outcomes.

In the background, Sandstorm has quietly gone about its business. Our portfolio of royalty assets generated a record $45 million in annual cash flow during 2017 and we sold $33 million in non-core assets which together helped fund our most active year yet

Global Debt (% of GDP)

Public and private non-financial sector Weighted Average

2008 Financial Crisis

2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

175%  200%, 225% 250% 275%

Source: Bank for International Settlements

87th Annual Report, June 25th, 2017

. We deployed more than $240 million during the year and added almost 40 royalties in the process.

Total Royalty Assets

Number of Acquisitions

2009 2010 2011 2012 2013 2014 2015 2016 2017

3 5 2 7 2 12 5 33 21 45 12 75 30 135 60 174 39

“The key to being successful is finding anchor assets.”

In the course of building a royalty company, acquisitions will come in all shapes and sizes (our deals in 2017 ranged in size from $375,000 to $175 million) but the key to being successful is finding anchor assets to establish a long-term stable cash flow base that creates sustainability and a platform for growth. I am happy to say that two of the acquisitions that we made during 2017 did just that.

One example was in late December when we announced the acquisition of a 2% NSR royalty on the Houndé gold mine in Burkina Faso. Endeavour Mining Corporation owns and operates the asset and the current mineral reserves underpin a decade of gold production and royalty cash flow to Sandstorm. But what really gets us excited about this asset is the exploration upside. The royalty covers approximately 500 square kilometres of property and there is no shortage of targets to explore. Endeavour has set a discovery goal of adding 2.5 million to 3.5 million ounces of gold and have committed to spending $40 million in exploration expenditures over the next four years. In addition, the production guidance at Houndé for 2018 is 250,000 to 260,000 ounces of gold, resulting in a material increase in ongoing cash flow per share to Sandstorm shareholders. Overall, the deal was a great bookend to a successful year.

HOT MADEN

“One of the best discoveries of the last decade.”

The other anchor asset that we added to the Sandstorm royalty portfolio was the Hot Maden 30% net profits interest. Hot Maden is a high-grade, gold-copper project located in northeast Turkey and is one of the best discoveries of the last decade. But because the project operator is a private Turkish company, Hot Maden did not experience the level of acclaim that you would expect from one of the most economically robust development-stage projects in the world. As a result, we were able to pick up the royalty asset at an attractive valuation and we did it in an unconventional manner by acquiring Mariana Resources plc, a junior exploration company that held the 30% net profit interest. The deal initially took the market by surprise, but it didn’t take long for investors to get excited about its merits.

Hot Maden will increase Sandstorm’s attributable gold production by approximately 100% when the mine starts operating, and we won’t have to wait long. A Pre-Feasibility study is expected to be released within the next few months and then the permitting process will begin. Once the permits are in hand, we expect an 18-month construction period followed by at least a decade of gold and copper production, generating hundreds of millions of dollars of cash flow to Sandstorm. The addition of Hot Maden is expected to propel Sandstorm’s annual cash flow to above the $100 million mark, a level that puts our company in an enviable position and will allow us to return capital to shareholders while continuing to make acquisitions and grow the business. Like Houndé, the exploration potential at Hot Maden is substantial and we are excited to see its future success play out over the next several years.

Sandstorms’s Attributable AuEq Ounces

0 20k 40k 60k 80k 100k 120k 140k

2017A 2018 E 2019 E 2020 E 2021E 2022E 100%

Together, the Houndé and Hot Maden acquisitions provide meaningful cash flow now as well as substantial growth for the future, and nicely supplement the foundation of assets that we’ve built over the last 9 years.

Two other development-stage assets that are worth highlighting are the Cerro Moro and Aurizona projects in South America as both projects will transition to producing mines during 2018. Cerro Moro is located in Argentina and is being built by Yamana Gold Inc. The operation will process high-grade gold and silver material and is expected to reach commercial production around mid-year. Yamana has forecasted output of 150,000 ounces of gold and 7.2 million ounces of silver annually during the first few years of operations and Sandstorm will be purchasing 20% of the silver at 30% of the spot price beginning in 2019. The silver stream will add more than $10 million in annual cash flow for many years to come.

The Aurizona project in Brazil is another asset that we’re excited to see up and running. The project is a past-producer and is in the hands of the newly formed mid-tier, Equinox Gold Corp. The company is fully funded to production and is expected to pour gold during Q4, followed by a ramp up period to approximately 135,000 ounces of gold production per year. Sandstorm has a 3% to 5% sliding scale NSR royalty in Aurizona and we expect that the mine will have a long operating life.

We have a unique vantage point here at Sandstorm as we are in regular conversation with senior mining executives across the industry as well as other financiers including bankers, brokers and private equity firms. A consistent theme from all our interactions has been that raising money as a resource company has been a struggle. But I don’t believe that the industry is capital starved due to a lack of investors. No, the problem has been that the finance world has undergone permanent structural changes and as an industry, we’re trying to source water from the same dry well.

The structural changes that I’m talking about are things like the estimated $1 trillion dollars flowing out of the hands of active investors, and into passive investment vehicles during 2017. To use Sandstorm as an example, we’ve seen our investor base go from 0% passive in 2014 to approximately 30% today. That’s a big shift. The issue is that passive investors do not participate in equity capital raises by virtue of how they are set up to operate.

Disruptive technologies have also had a marked impact, reducing the number of intermediaries across the finance world. I’m talking about innovations like the discount brokerage account that enables you and I to buy and sell securities from home, for commissions that are fractions of the cost of what traditional brokers charge. A more recent innovation along the same vein is the robo-advisor, an automated investment manager that has captivated the next generation of investors, a demographic who are more comfortable with trusting technology to optimize their portfolio, rather than a finance guy in a suit. To understand the extent of these changes in the resource sector, we talked to one of Canada’s largest banks and asked how many mining focused bankers and brokers they employed today as compared to 5 years ago. The answer was that the head count of their mining group had declined by 78%. And this is not an isolated story! Brokers and bankers are disappearing at a rapid rate and I don’t think they’re coming back.

Fortunately for the mining industry, stream and royalty companies like Sandstorm have helped to fill in the financing gap, growing from relative obscurity 10 years ago to more than $30 billion in combined market capitalization today. But the royalty companies can’t be the only solution. As an industry, we need to change the way that we think about raising capital.

Combined Market Cap of Stream and Royalty Companies

2004 2005 2006 2007 2008 2009 2010 2011 2012 2014 2015 2016 2017 0 5 10 15 20 25 30 35 40

Sandstorm Shareholder Base Active Investors Passive Investors

2014 2015 2016 2017

“As an industry, we need to change the way that we think about raising capital.”

At Sandstorm, we’re committed to innovation; to thinking outside the box and reinventing the way resource companies think about project finance. Something new that we’re putting together this year is an internal marketing group that will be 100% focused on attracting investors to Sandstorm and our royalty partners. We spend a great deal of time and energy completing due diligence on the projects and companies that we invest in and the goal is to find others who can benefit from our work.

With the success that Sandstorm had in 2017, we’ve been able to attract the attention of a broader pool of investors recently. Not because generalists are gravitating towards gold per se, but rather they’re attracted to our business. The fact that we have a diverse portfolio of stable, cash flowing royalties, that we have an industry leading growth profile ahead of us and that there is a huge amount of optionality that you currently get for free as an investor. What I’m talking about is the more than 130 royalties in our portfolio that cover exploration-stage properties, many of which are being actively explored. We have seen some very exciting discoveries come from exploration properties in our royalty portfolio and we expect that this portfolio will continue to provide our investors with positive surprises.

We are glad to have you as a shareholder here into our 10th year as a company. I am optimistic that it will be another step forward for our group.

Sincerely,

Nolan Watson

President and CEO

Taking the Mining Industry by Storm

1.	Nolan Watson, FCPA, FCA, CFA

President and CEO

2.	David Awarm, B.Sc, Geologist

Sr. Executive VP

3.	Erfan Kazemi, CPA, CA, CFA

Chief Financial Officer

4.	Adam Spencer, CFA

Sr. VP of Corporate Development

5.	Tom Bruington, P.Eng., M.Sc

Executive VP of Project Evaluation

6.	Keith Laskowski, Mining Geologist, MSc, QP

VP of Technical Services

Sandstorm’s management team has an optimal balance of deal making and technical expertise. The Company’s founders, Nolan Watson and David Awram, have been completing stream and royalty financings for almost 15 years. Erfan Kazemi and Adam Spencer round out our senior management team and together the group has executed more than $3.0 billion in transactions.

Our in-house technical team consists of Tom Bruington and Keith Laskowski who individually have more than 30 years of experience evaluating resource projects and have each worked in or conducted project evaluations in more than 60 countries. Needless to say, our technical team has seen it all and they work hard to ensure that Sandstorm invests in quality projects with exploration upside.

Teaming With Experience

1.	Mary L. Little, Director

Founder and Director of Mirasol Resources. Ms. Little led Mirasol’s growth as a successful prospect generator, and spearheaded corporate development activities, including the negotiation of joint ventures and the sale of a principal asset.

2.	Andrew T. Swarthout, Director

Founder and Executive Chairman of multi-asset silver company, Bear Creek Mining. Mr. Swarthout has participated in several discoveries and reserve expansions on projects in North and South America that are in production or will be in production in the future.

3.	David Awram, Director, Cofounder

Cofounder of Sandstorm and former Director, Investor Relations for Wheaton Precious Metals. Mr. Awram has overseen the company’s corporate development group, evaluating hundreds of projects and completing on-site due diligence on dozens of mining projects across the globe.

4.	Nolan Watson, Director, Cofounder

Cofounder of Sandstorm and former CFO of Wheaton Precious Metals. Mr. Watson has been involved in more than $2 billion in streaming and royalty transactions and has won numerous awards for his professional and charitable achievements.

5.	David E. De Witt, Chairman

Founder and Chairman of venture capital firm, Pathway Capital. Mr. De Witt practiced corporate and securities law prior to Pathway and has held directorships in many public companies involved in the natural resource field.

6.	John P. A. Budreski, Director

President and CEO of bulk commodities royalty company, Morien Resources. Prior to Morien, Mr. Budreski was the Vice Chairman of Cormark Securities and has more than 25 years of experience in the resource and resource financing industries.

SANDSTORM GOLD LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Annual 2017

For The Year Ended December 31, 2017

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (“Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the audited consolidated financial statements of Sandstorm for the year ended December 31, 2017 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information contained within this MD&A is current to February 15, 2018 and all figures are stated in U.S. dollars unless otherwise noted.

COMPANY HIGHLIGHTS

Operating Results – A record year in terms of production, revenue and cash flow

•

Attributable Gold Equivalent ounces sold (as defined hereinafter), for the three months and year ended December 31, 2017 were 12,032 ounces and 54,633 ounces, respectively, compared with 13,245 ounces and 49,731 ounces for the comparable periods in 2016. Attributable Gold Equivalent ounces sold for the most recently completed year represented a record for the Company.

•

Revenue for the three months and year ended December 31, 2017 was $15.4 million and $68.3 million, respectively, compared with $16.5 million and $62.4 million for the comparable periods in 2016. Revenue for the most recently completed year represented a record for the Company.

•

Cash flows from operating activities for the three months and year ended December 31, 2017 were $9.9 million and $44.8 million, respectively, compared with $10.1 million and $39.0 million for the comparable periods in 2016. Operating cash flows for the most recently completed year represented a record for the Company.

•

Cost of sales, excluding depletion for the three months and year ended December 31, 2017 were $4.1 million and $15.3 million, respectively, compared with $3.3 million and $12.8 million for the comparable periods in 2016.

•

Average cash costs for the year ended December 31, 2017 of $280 [1] per Attributable Gold Equivalent ounce, compared with $258 [1] per Attributable Gold Equivalent ounce for the year ended December 31, 2016.

1)	Refer to section on non-IFRS and other measures of this MD&A.

 Significant Acquisitions – Acquired over 35 royalties in 2017

•

On July 3, 2017, Sandstorm completed its previously announced arrangement to acquire all the issued and ordinary share capital of Mariana Resources Ltd. (that Sandstorm did not already own). Under the terms of the arrangement and as consideration for the acquisition, the Company issued 32,685,228 common shares and paid an additional $47.3 million in cash. The transaction and the addition of the 30% Hot Maden net profits interest to the Company’s portfolio of royalties provides for:

o	approximately 100% increase in estimated future production for only 19% dilution;
o	an anchor asset that is high-grade and low-cost with significant exploration upside;
o	a strong local partner with experience in exploring, developing, permitting and operating projects in Turkey; and
o

exploration properties in Côte d’Ivoire, Turkey, and Argentina which the Company intends on selling and retaining NSRs as well as equity in the spin outs. To date, Sandstorm has already sold a number of these assets and continues to make progress in divesting of the remaining properties.

•

In January 2018, the Company acquired a 2% NSR on the producing Houndé gold mine in Burkina Faso, operated by Endeavour Mining Corporation. The royalty was acquired from Acacia Mining PLC for $45 million in cash and covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package.  The Houndé royalty is a natural fit for the Sandstorm portfolio as the asset meets all of the criteria that the Company pursues in an acquisition including immediate increase on a  cash flow per share basis, a strong counterparty in Endeavour and significant exploration upside.

Other Notable Events – Monetization of Investments, Amendments, Share buy backs and Impairments

Monetization of Securities

•

In January 2018, the Company closed its previously announced agreement to sell $18.3 million in debt and equity securities of Equinox Gold Corp. to Mr. Ross Beaty.  When combined with the approximately $14.4 million in sales of other debt and equity investments in 2017, the Company has monetized over $32 million of its non-core assets and reinvested the proceeds through the acquisition of new royalties.

Credit Facility Amendment

•

On December 20, 2017, the Company amended its revolving credit facility by increasing the facility to $150 million and adjusting its terms such that the facility can now be used for general corporate purposes. The tenure of the facility is four years and is extendable by mutual consent of Sandstorm and the majority of the banking syndicate.

Gold Stream Amendment

•

During the year ended December 31, 2017, the Company amended the Bachelor Lake Gold Stream with Metanor Resources Inc. Beginning October 1, 2017, Sandstorm will purchase 20% of the gold produced from the Bachelor Lake mine at an ongoing cost of $500 per ounce, until 12,000 ounces of gold have been purchased by the Company at which time the Gold Stream will convert into a 3.9% NSR. As part of the amendment, Metanor has agreed it will sell a minimum of 1,500 ounces of gold to Sandstorm on a quarterly basis until the 12,000 ounce threshold has been reached. In consideration for the amendment, Sandstorm received:

o	a 3.9% NSR on Metanor’s Barry project; and
o	$2.0 million in the common shares of Metanor.

The amendment allows Sandstorm to maintain meaningful exposure to production from the Bachelor Lake mine while adding a royalty on the Barry project, an advanced exploration-stage asset located in the emerging Urban-Barry camp.

Share Buy-Back Update

•

Under the Company’s normal course issuer bid, the Company is able until April 4, 2018, to purchase approximately 7.6 million common shares. During the year ended December 31, 2017, the Company purchased approximately 4.1 million common shares.

Impairments

•	During the year ended December 31, 2017, the Company recognized $9.1 million in impairments relating to certain royalties within the Company’s portfolio.

OVERVIEW

Sandstorm is a growth-focused company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity ("Gold Equivalent") 1 production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 174 Streams and net smelter returns royalties (“NSR”), of which 21 of the underlying mines are producing.

1)	Refer to section on non-IFRS and other measures of this MD&A.

OUTLOOK

Based on the Company’s existing Gold Streams, Streams, and NSRs, attributable Gold Equivalent production (individually and collectively referred to as “Attributable Gold Equivalent”) for 2018 is forecasted to be between 50,000 – 60,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 125,000 ounces per annum in 2022.

KEY PRODUCING ASSETS

Yamana Silver Stream	YAMANA GOLD INC.

The Company has a silver stream on Yamana Gold Inc.’s (“Yamana”) gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the “Cerro Moro Project” or “Cerro Moro”) and an agreement to receive interim silver deliveries through 2018 from a number of Yamana’s currently operating mines.

Silver deliveries

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase, beginning January 1, 2019, for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase, for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from:

i.	the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

ii.	the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

Downside protection

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon´s silver production up to a maximum of 1.2 million ounces per annum.

About Cerro Moro

The Cerro Moro project is located approximately 70 kilometers southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. The current plan indicates average annual production in the first three years of 150,000 ounces of gold and 7.2 million ounces of silver, with the life of mine annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver at a throughput of 1,000 tonnes per day.

Current activities

»

Yamana recently reported that it is progressing well with respect to site construction activities and it anticipates mill commissioning will occur in the first quarter of 2018 with commercial production expected by the second half of 2018.

Chapada Copper Stream	YAMANA GOLD INC.

The Company has a copper stream on Yamana’s open pit gold-copper Chapada mine located 270 kilometers northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.	4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the “First Chapada Delivery Threshold”); then

ii.	3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the “Second Chapada Delivery Threshold”); then

iii.	1.5% of the copper produced thereafter, for the life of the mine.

Downside protection

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

About Chapada

Chapada has been in production since 2007 and is a relatively low-cost South American operation. The ore is treated through a flotation plant with capacity of 22 million tonnes per annum. Yamana has benefitted from significant discoveries at Chapada in the past and in 2016 it announced an updated reserve statement which increased proven and probable copper mineral reserves to 3.25 billion pounds of copper contained in 559.5 million tonnes at 0.26% copper (see www.yamana.com for more information on this and recent drill results). Yamana announced positive results from its exploration program which is primarily focused on increasing mineral resources and mineral reserves by testing near mine and district targets including Baru, Suruca, Buriti and Formiga.  Some of the highlights include: (i) the identification of  a near surface, higher grade core to the Baru deposit that lies above Sucupira, a northeast to southwest trending mineral body immediately adjacent to the north wall of the main Chapada pit; (ii) at Suruca, current drilling has discovered a higher grade core to the mineralization that is at or above current life of mine grades with metallurgy similar to the Chapada deposit; (iii) a new copper-gold mineralization identified three kilometers from the Chapada mine, called the Buriti target which adds another near surface discovery at Chapada; and (iv) given the proximity of the Baru and Sucupira deposits to plant infrastructure, studies are underway to review a larger open pit scenario that would include both these deposits.

Houndé Royalty	ENDEAVOUR MINING CORP.

In January 2018, the Company acquired a 2% NSR based on the production from the Houndé mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).

The royalty, which was acquired from Acacia Mining PLC for $45 million in cash, covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package. Nearly the entire Houndé mineral reserve of 2.1 million ounces (as of December 2014) is located on the Kari North and Kari South tenements, including the Vindaloo deposit and most of the Bouéré deposit.  The highlights of the acquisition include:

•

Immediate Cash Flow: Commercial production was announced on October 31, 2017 and the Houndé Mine is expected to produce 235,000 ounces of gold per year on average over the first four years of operations. The mine has an initial ten year mine life based on the current mineral reserves.

•

Strong Operator: Endeavour is a mid-tier gold producer with five operating mines in Africa. The construction of the Houndé Mine was completed ahead of schedule and below budget and represents Endeavour’s flagship gold mine.

•

Exploration Upside: Endeavor has set a discovery target at Houndé of 2.5 million to 3.5 million ounces of gold over the next four years with $40 million in budgeted expenditures expected to occur from 2018 to 2021.  A number of the high-priority targets are on the Sandstorm royalty ground.

About Houndé

Houndé is an open-pit mine with a 3.0 million tonne per year gravity circuit and carbon-in-leach plant. The gravity concentrate is processed through an intensive cyanide leach reactor followed by electrowinning to recover the gold. The carbon-in-leach feed is thickened and fed into a standard carbon-in-leach circuit. Construction of the project began in April 2016 and commercial production was announced in October 2017. Reserves referenced above include proven and probable reserves contained in 30.6 million tonnes with an average grade of 2.1 grams per tonne using a cut-off grade of 0.5 grams per tonne Au. See www.endeavourmining.com for more information.

Diavik Diamond Royalty	RIO TINTO PLC.

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is operated by Rio Tinto PLC (“Rio Tinto”).

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto has approved the development of an open pit mine on a fourth pipe (A21) which is targeted for production by the end of 2018. Recent public announcements have indicated that the development of the A21 pipe continues to progress according to plan.

Santa Elena Gold Stream	FIRST MAJESTIC SILVER CORP.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.’s (“First Majestic”) open-pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $450 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014.

Current activities

»

First Majestic announced that it had successfully completed the connection of the San Salvador ramp to the Main vein which has resulted in a reduction in haulage bottlenecks and has improved mine planning logistics. In addition, the new ramp is expected to support future exploration activities around the Tortuga vein.

Black Fox Gold Stream	MCEWEN MINING INC.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $540 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.  On October 6, 2017, McEwen completed its previously announced acquisition of the Black Fox Mine from the previous owner, Primero Mining Corp.

Bachelor Lake Gold Stream	METANOR RESOURCES INC.

On September 29, 2017, the Company amended its Gold Stream with Metanor Resources Inc (“Metanor”).  Beginning October 1, 2017, Sandstorm will purchase 20% of the gold produced from Metanor’s Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold, until 12,000 ounces of gold have been purchased by the Company at which time the Gold Stream will convert into a 3.9% NSR. As part of the amendment, Metanor has agreed it will sell a minimum of 1,500 ounces of gold to Sandstorm on a quarterly basis until the 12,000 ounce threshold has been reached.  Under the previous Gold Stream, there were no requirements for minimum deliveries nor was there a subsequent conversion of the Gold Stream into a NSR. In consideration for entering into the amendment, Sandstorm received:

o	a 3.9% NSR on Metanor’s Barry project; and
o	$2.0 million in the common shares of Metanor.

Metanor may elect to reduce the 3.9% NSR on the Bachelor Lake or Barry projects by making a $2.0 million payment to Sandstorm in each case (the “Purchase Option”). Upon exercising either of the Purchase Options, the respective Sandstorm NSR will decrease to 1.8%.  In addition to the Gold Stream, Sandstorm has an already existing 1% NSR on the Bachelor Lake gold mine, which remains unaffected by the amendment. In connection with the amendment, the Company recognized a gain of $3.0 million during the year ended December 31, 2017.

The Bachelor Lake Mine is an underground mining operation with an operating mill and surface infrastructure, which began production in early 2013.  The amendment not only allows Sandstorm to maintain meaningful exposure to the production from the Bachelor Lake mine, but it also adds a royalty on the Barry project, which is an advanced exploration-stage asset located in the emerging Urban-Barry camp.  Metanor is currently conducting exploration drilling at the Barry project and has plans to complete a pre-feasibility study as it continues the permitting process.

Karma Gold Stream	ENDEAVOUR MINING CORP.

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour’s open-pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Mine, is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively.

The Karma Mine has five defined mineral deposits that make up the Karma project. Based on recent drilling, Endeavour has extended the mine life beyond 10 years.

Current activities

»

Endeavour recently announced that it has successfully completed plant optimization work at the mine and that the newly installed front-end and the ADR plant are expected to boost stacking capacity beyond the initial design capacity of 4 million tonnes per annum.

Bracemac-McLeod Royalty	GLENCORE PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore plc (“Glencore”).

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream	RAMBLER METALS & MINING PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on recoveries, Sandstorm’s 2017 gold purchase entitlement was 32%.

OTHER PRODUCING ASSETS

Gualcamayo Royalty	YAMANA GOLD INC.

The Company has a 1% NSR on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and owned and operated by Yamana. The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. Yamana recently announced exploration success in near pit targets of Cerro Condor and Potenciales which, Yamana believes, provides support for extending the life of the open pit.

Mine Waste Solutions Royalty	ANGLOGOLD ASHANTI LTD.

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. (“AngloGold”). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

San Andres Royalty	AURA MINERALS INC.

The Company has a 1.5% NSR on the San Andres mine (the “San Andres Mine”) which is located in La Únion, Honduras and is owned and operated by Aura Minerals Inc. (“Aura Minerals”). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

Thunder Creek Royalty	TAHOE RESOURCES INC.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties (“Thunder Creek” or the “Thunder Creek Mine”) which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Tahoe Resources Inc. (“Tahoe”).  Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Emigrant Springs Royalty	NEWMONT MINING CORP.

The Company has a 1.5% NSR on the Emigrant Springs mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. (“Newmont”). The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

DEVELOPMENT ASSETS

Hot Maden	LYDIA MADENCILIK A.S.

The Company has a 30% net profits interest and a 2% NSR on the Hot Maden gold-copper project which is located in the Artvin Province, northeastern Turkey (the “Hot Maden Project” or “Hot Maden”). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lydia”), which owns the remaining interest in the project. Lydia is an experienced Turkish company who is also a joint-venture partner with Alacer Gold Corp. on the producing Çöpler mine in Turkey. The Hot Maden Project is envisaged as a conventional underground mine and processing facility producing concentrates without the use of cyanide.

Sandstorm acquired its interest in Hot Maden on July 3, 2017 when Sandstorm completed its previously announced arrangement to acquire all the issued and ordinary share capital of Mariana Resources Ltd. (“Mariana”) (that Sandstorm did not already own) (the “Arrangement”). Under the terms of the Arrangement and as consideration for the acquisition, the Company issued 32,685,228 common shares and paid an additional $47.3 million in cash. The highlights of the transaction and the addition of the 30% Hot Maden net profits interest to the Company’s portfolio include:

•	100% increase in expected future production for 19% dilution;

	o	Hot Maden is an anchor asset that is expected to increase the Company’s attributable gold equivalent ounces to approximately 125,000 in 2022.

•	Hot Maden has significant exploration upside;

o

Total land package is 74 square kilometers in size with the current focus being a 7.0 kilometer long north-south alteration zone. The majority of the exploration drilling has been within a 1.0 kilometer strike length of this alteration zone with several exploration targets identified along strike and parallel to the identified orebody.

•	Majority operator Lydia is a strong local partner with experience exploring, developing, permitting and operating projects in Turkey;

o

Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently partnered with Alacer Gold Corp. on several projects in Turkey including the producing Çöpler mine and the development-stage Gediktepe and Kartaltepe projects.

•

Acquisition of Mariana includes exploration properties in Côte d’Ivoire, Turkey, and Argentina which the Company intends on selling and retaining NSRs as well as equity in the spin outs. To-date, Sandstorm has already sold a number of these assets and continues to make progress in divesting of the remaining properties.

Aurizona Gold Royalty	EQUINOX GOLD CORP.

The Company has a 3% – 5% sliding scale NSR on the production from Equinox Gold Corp.’s (“Equinox”) open-pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Equinox’s 190,073 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Equinox has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

Equinox, the successor to Luna Gold Inc. and Trek Mining Inc. (“Trek”), recently announced that it was fully funded to complete construction of the Aurizona project, with gold production expected by the end of 2018.

A feasibility study on the Aurizona project, which was released on July 31, 2017, included proven and probable mineral reserves of 971,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut-off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 136,000 ounces. Equinox recently announced that it intends on pursuing, after the receipt of the Tatajuba mining licence, a 34,000 metre drill program focused on resource growth, target development and discovery. For more information refer to www.equinoxgold.com . Equinox also has an exploration agreement with AngloGold covering the greenfields exploration property. Sandstorm holds a right of first refusal on any future streams or royalties on the Aurizona project and greenfields property.

In connection with a series of business combinations resulting in Equinox Gold Corp., Sandstorm was able to monetize a number of its historical debt and equity investments held in Equinox’s predecessor companies. On March 31, 2017, the term debt facility that was owed to Sandstorm, in the amount of $20 million plus accrued interest, was settled in the form of equity. The Company recognized a gain of $1.8 million on the settlement of that debt.  In addition, on January 3, 2018, the Company closed its previously announced agreement to sell $18.3 million in debt and equity securities of Equinox to Mr. Ross Beaty, the new chairman of Equinox.

Hugo North Extension & Heruga Gold Stream	ENTRÉE RESOURCES LTD.

The Company has a Gold Stream with Entrée Resources Ltd. (“Entrée”) to purchase an amount equal to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a rich copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. (“Turquoise Hill”) and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

Entrée recently released the results of a 43-101 technical report relating to its interests in the Hugo North Extension and Heruga.  The report allows Entrée to discuss preliminary economics for the potential future phases of the Oyu Tolgoi mine, beyond Lift 1, including Lift 2 and Heruga.

Hackett River Royalty	GLENCORE PLC

The Company has a 2% NSR on the Hackett River property located in Nunavut, Canada (the “Hackett River Project” or “Hackett River”) which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide deposit and is one of the largest undeveloped projects of its kind. The property contains four massive sulphide bodies that occur over a 6.6 kilometer strike length. A preliminary economic assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent technical report, completed in 2013, reported 25.0 million tonnes of indicated resources containing 4.2% zinc and 130.0 grams per tonne silver plus 57.0 million tonnes of inferred resources with 3.0% zinc and 100.0 grams per tonne silver. For more information refer to the technical reports dated July 26, 2010 and July 31, 2013 under Sabina Gold & Silver Corp’s profile on www.sedar.com.  Glencore has recently disclosed that a pre-feasibility study is currently underway and that they are revisiting both the mining methods and boundaries between open pit and underground.

Lobo-Marte Royalty	KINROSS GOLD CORP.

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project” or “Lobo-Marte”) which is owned by Kinross Gold Corp. (“Kinross”).

In 2009, Kinross completed a pre-feasibility study at Lobo-Marte that contemplated an open-pit/ heap-leach operation. As a result of changes in the plan of operations and other factors, in 2014, Kinross withdrew its previously submitted permit application. As a result of the permit withdrawal, approximately 6 million estimated gold ounces were reclassified from Mineral Reserves to Measured and Indicated Resources.  Future development and operations at Lobo-Marte will require the re-initiation of the permitting process. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty	ALAMOS GOLD INC.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey (“Agi Dagi” and “Kirazli”, respectively) which are both owned by Alamos Gold Inc. (“Alamos Gold”). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 feasibility study on Agi Dagi and a 2017 feasibility study on Kirazli contemplated both projects as stand-alone open-pit, heap-leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6 year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5 year mine life. For more information refer to www.alamosgold.com.

Prairie Creek Royalty	CANADIAN ZINC CORPORATION

The Company has a 1.2% NSR on the Prairie Creek project (the “Prairie Creek Project”) located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation (“Canadian Zinc”). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and based on a recently announced feasibility study has a proven and probable mineral reserve of 8.1 million tonnes containing 8.6% zinc, 124.2 grams per tonne silver and 8.1% lead.  Canadian Zinc recently announced that the Mackenzie Valley Environmental Impact Review Board had recommended approval for the proposed all season road at the Prairie Creek Project.  Development of the all season road will enable the transportation of concentrates and supplies throughout the year.  For more information, refer to www.canadianzinc.com.

Mt. Hamilton Royalty	WATERTON PRECIOUS METALS FUND II CAYMAN, LP

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP (“Waterton”).

Sandstorm holds a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

REVOLVING CREDIT FACILITY

On December 20, 2017, the Company amended its revolving credit agreement, allowing the Company to borrow up to $150 million (the “Revolving Facility”), for general corporate purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce and Royal Bank of Canada (the “Syndicate”). The term of the Revolving Facility is for four years and is extendable by mutual consent of Sandstorm and the Syndicate.  The amounts drawn on the Revolving Facility are subject to an interest rate of LIBOR plus 2.50% –3.50% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.60% – 0.80% per annum, dependent on the Company’s leverage ratio.  Subsequent to year end, the Company utilized a portion of the facility to fund the Houndé royalty acquisition.  As of the date of the MD&A, only $7.5 million remains outstanding under the Revolving Facility, leaving $142.5 million undrawn and available for future acquisitions and for general corporate purposes.

IMPAIRMENTS

While assessing whether any indications of impairment exist for mineral interests and royalties, consideration is given to both external and internal sources of information. A reduction in the mineral resource estimate for the Coringa gold project prompted the Company to evaluate the carrying value of its royalty investment. As a result, during the three months ended June 30, 2017 the Company recorded an impairment charge of $4.5 million relating to Coringa. During the three months ended December 31, 2017, an update to the life of mine production plan for the Emigrant Springs property reduced the ounces expected to be produced from areas of the mine subject to Sandstorm’s royalty. This prompted the Company to evaluate the carrying value of this royalty investment and as a result, the Company recorded an impairment charge of $4.6 million.

OTHER

Under the Company’s normal course issuer bid (“NCIB”), the Company is able until April 4, 2018, to purchase up to 7.6 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. During 2017 and pursuant to the NCIB, the Company purchased and cancelled approximately 4.1 million common shares.

On January 26, 2017, Orezone Gold Corporation exercised its option to repurchase the royalty on the Bomboré gold project for $3.6 million, representing a 20% premium to the original upfront payment. Sandstorm retains a right of first refusal on any future stream or royalty financings related to the Bomboré gold project.

SUBSEQUENT EVENTS

On January 3, 2018, the Company completed its previously announced agreement to sell $18.3 million in debt and equity securities of Equinox Gold Corp. to Mr. Ross Beaty.  The sale was conditional upon the closing of the announced business combination between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp which occurred on December 22, 2017.

On January 17, 2018, the Company acquired a 2% NSR on the producing Houndé gold mine in Burkina Faso, owned and operated by Endeavour Mining Corporation.

SUMMARY OF ANNUAL RESULTS

Year Ended

In $000s	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015
Total revenue	$68,275	$62,371	$52,663
Attributable Gold Equivalent ounces sold [1]	54,633	49,731	45,146
Sales	$49,208	$41,634	$38,585
Royalty revenue	19,067	20,737	14,078
Average realized gold price per attributable ounce [1]	1,250	1,254	1,167
Average cash cost per attributable ounce [1]	280	258	300
Cash flows from operating activities	44,773	38,991	30,819
Net income (loss)	10,537	25,254	(43,056)
Basic income (loss) per share	0.06	0.18	(0.36)
Diluted income (loss) per share	0.06	0.17	(0.36)
Total assets	660,915	534,882	496,873
Total long-term liabilities	2,807	3,288	86,779

1)	Refer to section on non-IFRS and other measures of this MD&A.

Attributable Gold Equivalent Ounces Sold 2014 2015 2016 2017 44,821 45,146 49,731 54,633 Total Revenue in US $000’s average realized gold price 2014 2015 2016 2017 $56,494 $52,663 $62,371 $68,275 $1,260 $1,167 $1,254 $1,250

1)	Refer to section on non-IFRS and other measures of this MD&A.

Attributable Gold Equivalent Ounces Sold 2014 2015 2016 2017 44,821 45,146 54,633 Total Revenue in US$000’s average realized gold price 2014 2015 2016 2017 $56,494 $52,663, $62,371 $68,275 $1,260 $1,167 $1,254 $1,250

 The Company’s operating segments for the year ended
December 31, 2017 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Impairment of mineral, royalty and other interests	(Gain) loss on disposal of mineral interest and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	Gold	6,466	$8,085	$3,082	$4,074	$-	$(2,952)	$3,881	$5,030
Black Fox	Gold	5,370	6,693	2,847	2,520	-	-	1,326	3,953
Chapada	Copper	8,783	11,001	3,249	3,765	-	-	3,987	7,753
Diavik	Diamonds	5,727	7,150	-	6,080	-	-	1,070	6,781
Karma	Gold	5,469	6,863	1,365	3,437	-	-	2,061	5,489
Ming	Gold	658	796	-	356	-	-	440	796
Santa Elena	Gold	9,229	11,570	3,485	1,098	-	-	6,987	7,548
Yamana silver stream	Silver	3,387	4,252	1,267	2,253	-	-	732	2,985
Other Royalties [1]	Various	9,282	11,538	-	5,894	9,104	(866)	(2,594)	13,693
Other	Gold	262	327	26	103	-	221	(23)	294
Corporate		-	-	-	-	-	(1,251)	(3,253)	(9,549)
Consolidated		54,633	$68,275	$15,321	$29,580	$9,104	$(4,848)	$14,614	$44,773

1)	Includes royalty revenue from Gold of $6.5 million, Copper of $1.5 million and Other Base Metals of $3.5 million.

Sales & Royalty Revenues For the year ended December 31, 2017 by region

Canada North America ex Canada South America Other 42% 22% 25% 11%

Sales & Royalty Revenues For the year ended December 31, 2017 By Metal

Gold Diamonds Silver Copper Base Metals 61% 10% 6% 18% 5%

The Company’s operating segments for the year ended
December 31, 2016 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Impairment of mineral, royalty and other interests	(Gain) loss on disposal of mineral interest and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	Gold	7,358	$9,183	$3,494	$4,411	$-	$-	$1,278	$5,481
Black Fox	Gold	4,500	5,617	2,354	2,011	-	-	1,252	2,951
Chapada	Copper	4,839	6,075	1,843	2,737	-	-	1,495	4,232
Diavik	Diamonds	4,669	5,856	-	5,519	-	-	337	5,901
Karma	Gold	3,334	4,272	860	2,095	-	-	1,317	3,314
Ming	Gold	1,586	2,025	-	792	-	-	1,233	2,025
Santa Elena	Gold	9,419	11,772	3,385	2,001	-	-	6,386	8,460
Yamana silver stream	Silver	2,323	2,926	876	1,427	-	-	623	2,050
Other Royalties [1]	Various	11,522	14,419	4	6,592	2,507	-	5,316	14,073
Other	Gold	181	226	18	69	-	-	139	208
Corporate		-	-	-	-	-	1,107	10,409	(9,704)
Consolidated		49,731	$62,371	$12,834	$27,654	$2,507	$1,107	$29,785	$38,991

1)	Includes royalty revenue from Gold of $9.2 million, Copper of $2.5 million and Other Base Metals of $2.7 million

SUMMARY OF QUARTERLY RESULTS

Quarters Ended

In $000s	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017
Total revenue	$15,446	$17,939	$16,066	$18,824
Attributable Gold Equivalent ounces sold [1]	12,032	14,293	12,750	15,558
Sales	$12,978	$11,534	$11,835	$12,861
Royalty revenue	2,468	6,405	4,231	5,963
Average realized gold price per attributable ounce [1]	1,284	1,255	1,260	1,210
Average cash cost per attributable ounce [1]	340	246	290	258
Cash flows from operating activities	9,859	11,864	11,112	11,938
Net income (loss)	709	4,773	(1,909)	6,964
Basic income (loss) per share	0.00	0.03	(0.01)	0.05
Diluted income (loss) per share	0.00	0.02	(0.01)	0.04
Total assets	660,915	667,185	545,557	550,342
Total long-term liabilities	2,807	2,915	2,969	3,197

1)	Refer to section on non-IFRS and other measures of this MD&A.

In $000s	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
Total revenue	$16,463	$16,815	$15,709	$13,384
Attributable Gold Equivalent ounces sold [1]	13,245	12,588	12,517	11,381
Sales	$10,970	$11,302	$10,858	$8,504
Royalty revenue	5,493	5,513	4,851	4,880
Average realized gold price per attributable ounce [1]	1,243	1,336	1,255	1,176
Average cash cost per attributable ounce [1]	250	255	261	267
Cash flows from operating activities	10,058	10,313	8,935	9,685
Net income (loss)	(19)	6,915	5,199	13,159
Basic income (loss) per share	(0.00)	0.05	0.04	0.10
Diluted income (loss) per share	(0.00)	0.04	0.04	0.10
Total assets	534,882	540,419	525,353	531,160
Total long-term liabilities	3,288	3,320	62,854	80,130

1)	Refer to section on non-IFRS and other measures of this MD&A.

Attributable Gold Equivalent Ounces Sold 15,558 12,750 14,293 12,032 Q1 Q2 Q3 Q4 2017

Total Revenue In US$000’s average realized gold price $18,824 $16,066 $17,939 $15,446 Q1 Q2 Q3 Q4

$1,210 $,1,260 $1,255 $1,284

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company’s operating segments for the three months ended

December 31, 2017 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Impairment of mineral, royalty and other interests	(Gain) loss on disposal of mineral interest and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	Gold	1,405	$1,819	$677	$396	$-	$-	$746	$1,293
Black Fox	Gold	1,383	1,766	735	653	-	-	378	1,045
Chapada	Copper	2,423	3,111	898	935	-	-	1,278	2,214
Diavik	Diamonds	1,361	1,747	-	1,987	-	-	(240)	1,747
Karma	Gold	1,484	1,923	382	933	-	-	608	1,543
Ming	Gold	-	-	-	-	-	-	-	-
Santa Elena	Gold	2,480	3,162	1,039	284	-	-	1,839	1,886
Yamana silver stream	Silver	918	1,178	354	618	-	-	206	825
Other Royalties [1]	Various	510	655	-	633	4,570	-	(4,548)	2,951
Other	Gold	68	85	6	26	-	226	(173)	75
Corporate		-	-	-	-	-	500	594	(3,720)
Consolidated		12,032	$15,446	$4,091	$6,465	$4,570	$726	$688	$9,859

1)	Includes royalty revenue from Gold of ($0.8) million, Copper of $0.4 million and Other Base Metals of $1.1 million.

The Company’s operating segments for the three months ended

December 31, 2016 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Impairment of mineral, royalty and other interests	(Gain) loss on disposal of mineral interest and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	Gold	1,920	$2,364	$907	$1,552	$-	$-	$(95)	$1,375
Black Fox	Gold	1,270	1,595	666	568	-	-	361	957
Chapada	Copper	1,725	2,144	651	917	-	-	576	1,493
Diavik	Diamonds	935	1,161	-	1,573	-	-	(412)	1,330
Karma	Gold	833	1,053	216	524	-	-	313	739
Ming	Gold	684	855	-	405	-	-	450	855
Santa Elena	Gold	1,638	2,018	591	302	-	-	1,125	1,500
Yamana silver stream	Silver	716	889	267	436	-	-	186	622
Other Royalties [1]	Various	3,381	4,203	4	1,572	-	-	2,627	3,920
Other	Gold	143	181	14	54	-	-	113	168
Corporate		-	-	-	-	-	41	(5,560)	(2,901)
Consolidated		13,245	$16,463	$3,316	$7,903	$-	$41	$(316)	$10,058

1)	Includes royalty revenue from Gold of $2.2 million, Copper of $0.8 million and Other Base Metals of $1.2 million.

MD&A 2016 Annual Report Sandstorm Gold Ltd. Attributable Gold Equivalent Ounces Sold by asset Sales & Royalty Revenues by region Sales & Royalty Revenues by metal Bachelor Lake Black Fox Chapada Diavik Ming Karma Santa Elena Other Royalties Yamana silver stream 68% Precious Metals 7% Diamonds 25% Base Metals and Other 20% North America excl. Canada 23% South America 9% Australia and West Africa 48% Canada

THREE MONTHS ENDED DECEMBER 31, 2017
COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2016

For the three months ended December 31, 2017, net income and cash flow from operating activities were $0.7 million and $9.9 million, respectively, compared with net loss and cash flow from operating activities of $0.0 million and $10.1 million for the comparable period in 2016. The change is attributable to a combination of factors including:

10.1 9.9 Q4 2016 Q4 2017 Cash Flow From Op[erating Activites ($M) Quarter Ended

•	A $7.6 million increase in the gains recognized on the revaluation of the Company’s investments primarily driven by the change in fair value of the Equinox (formerly Trek) convertible debenture;

•	A $1.4 million decrease in depletion expense largely related to a decrease in the number of Attributable Gold Equivalent ounces sold;

Partially offset by:

•	A $4.6 million non-cash impairment charge relating to the Company’s Emigrant Springs royalty; and

•	A $0.7 million decrease in finance income largely as a result of the March 2017 repayment of the Company’s loan receivable due from Equinox (formerly Trek).

For the three months ended December 31, 2017, revenue was $15.4 million compared with $16.5 million for the comparable period in 2016. The decrease is primarily attributed to a 9% decrease in the number of Attributable Gold Equivalent ounces sold; partially offset by a 3.3% increase in the average realized selling price of gold.  In particular, the fluctuations in revenue were impacted by:

•

A $3.5 million decrease in Other Royalty revenue primarily related to a one-time reversal of previously accrued revenue.  During the three months ended December 31, 2017, it was identified that the Company had received, over the course of fiscal 2017, an excess of $1.9 million in royalty payments from Newmont relating to mining concessions that were not subject to the Emigrant Springs royalty.  To adjust for this overpayment, during the three months ended December 31, 2017, the Company made a one-time reversal of $1.9 million in royalty revenue;

•

A $0.9 million decrease in revenue attributable to the Ming Mine primarily as a result of a decrease of 684 gold ounces sold during the period.  The difference was largely related to the timing of shipments whereby 524 ounces were received by December 31, 2017, but were sold subsequent to quarter end; and

•

A $0.5 million decrease in revenue attributable to the Bachelor Lake Mine, largely related to the timing of sales whereby 430 gold ounces were received by December 31, 2017 but were sold subsequent to quarter end;

Partially offset by:
16.5 15.4 Q4 2016 Q4 2017 Revenue ($M) Quarter Ended
•

An increase of $1.1 million in revenue related to the Santa Elena gold stream largely due to a 51% increase in gold ounces sold from the Santa Elena Mine. The increase in gold ounces was partly due to First Majestic sourcing a higher tonnage of ore from the high-grade Alejandra vein which resulted in an increase in gold deliveries, however, of that increase 1,450 gold ounces were received by December 31, 2017, but were sold subsequent to quarter end;

•

An increase of $1.0 million in sales revenue from the Chapada copper stream primarily due to an increase in the average realized selling price of copper from $2.15 per pound in the fourth quarter of 2016 to $3.14 per pound in fourth quarter of 2017; and

•	A $0.9 million increase in revenue attributable to the Karma Mine largely related to a 78% increase in gold ounces sold from the Karma Mine gold stream.

YEAR ENDED DECEMBER 31, 2017
COMPARED TO THE YEAR ENDED DECEMBER 31, 2016

For the year ended December 31, 2017, net income and cash flow from operating activities were $10.5 million and $44.8 million, respectively, compared with net income and cash flow from operating activities of $25.3 million and $39.0 million for the comparable period in 2016. The changes are attributable to a combination of factors including:

39.0 44.8 2016 2017 Cash Flow From Operating Activates ($M) Year Ended

•

A $4.8 million gain primarily consisting of (i) $3.0 million, which was recognized during the three months ended September 30, 2017, arising  from the Bachelor Lake Gold Stream amendment; (ii) a $1.8 million gain relating to the settlement of the Equinox (previously Trek) debt and a $0.6 million gain relating to the 20% premium associated with Orezone exercising its option to repurchase the royalty on the Bomboré gold project, both of which were recognized during the three months ended March 31, 2017;

•

During the year ended December 31, 2017, the Company recognized a $2.4 million foreign exchange gain largely driven from currency trades and the resulting cash held in escrow which were required to meet the cash commitments under Sandstorm’s bid to acquire Mariana; and

•	During the year ended December 31, 2017, the Company recognized a $0.5 million decrease in project evaluation costs primarily driven by cost reduction strategies;

Partially offset by:

•

A decrease in the gains recognized on the revaluation of the Company’s investments; whereby, a gain of $5.8 million was recognized during the year ended December 31, 2017 which was $16.3 million less when compared to the year ended December 31, 2016;

•	The recognition of a $9.1 million in non-cash impairment charges during the year ended December 31, 2017, relating to a number of the Company’s underlying royalties;

•	A $4.4 million increase in cost of sales primarily driven by an increase in the number of Attributable Gold Equivalent ounces sold;

•	A $1.9 million decrease in finance income largely as a result of the March 2017 repayment of the Company’s loans receivable due from Equinox (formerly Trek); and

•	A $1.7 million increase in administration costs driven largely by the acquisition of Mariana and related operating costs and the vesting of previously granted stock based compensation.

For the year ended December 31, 2017, revenue was $68.3 million compared with $62.4 million for the year ended December 31, 2016. The increase is largely attributed to an increase in the number of Attributable Gold Equivalent ounces sold.  In particular, the increase in revenue was driven by:

62.4 68.3 2016 2017 Revenue ($M) Year Ended

•

An increase of $4.9 million in sales revenue from the Chapada copper stream due to: (i) a 29% rise in the average realized selling price of copper which accounted for $2.5 million of the increase and (ii) an additional 1.1 million pounds of copper sold which accounted for the remaining $2.4 million increase;

•	A $2.6 million increase in revenue attributable to the Karma Mine largely related to a 64% increase in gold ounces sold;

•	A $1.3 million increase in revenue from the Yamana silver stream largely due to an additional 80,000 silver ounces sold; and

•	A $1.1 million increase in sales revenue from the Black Fox Mine largely due to an additional 870 gold ounces sold;

Partially offset by:

•

A decrease of $2.9 million in Other Royalty revenue due to a reduction in royalties received from the Emigrant Springs Mine and the San Andres Mine, partially offset by increases in royalties received from the Bracemac-Mcleod Mine;

•

A $1.2 million decrease in revenue attributable to the Ming Mine primarily as a result of a decrease of 928 gold ounces sold during the year.  The difference was largely related to the timing of shipments whereby 524 ounces were received by December 31, 2017, but were sold subsequent to quarter end; and

•

A $1.1 million decrease in revenue attributable to the Bachelor Lake Mine, partly related to the timing of sales whereby 430 gold ounces were received by December 31, 2017 but were sold subsequent to quarter end.

THREE MONTHS ENDED DECEMBER 31, 2017
COMPARED TO THE OTHER QUARTERS PRESENTED

When comparing net income of $0.7 million and cash flow from operating activities of $9.9 million for the three months ended December 31, 2017 with net income/loss and cash flow from operating activities for the remaining quarters, the following items impact comparability of analysis:

•

A $4.6 million non-cash impairment charge relating to the Company’s Emigrant Springs royalty was recognized during the three months ended December 31, 2017 and a $4.5 million non-cash impairment charge relating to the Company’s royalty on the Coringa gold project was recognized during the three months ended June 30, 2017;

•

A $3.0 million gain resulting from the Bachelor Lake Gold Stream amendment for which Sandstorm received consideration consisting of $2.0 million in the common shares of Metanor and a 3.9% NSR on Metanor’s Barry project was recognized during the three months ended September 30, 2017;

•

The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Equinox (previously Trek) convertible debenture. For the three months ended September 30, 2017 and the three months ended June 30, 2017, these losses amounted to $0.5 million and $0.9 million, respectively, while for the three months ended December 31, 2017 and the three months ended March 31, 2017, these gains amounted to $4.4 million and $2.7 million respectively. In the first three quarters of 2016 these gains amounted to $13.4 million, $6.0 million and $5.8 million, respectively and in the fourth quarter of 2016, the Company recognized a loss of $3.1 million on revaluation;

•

During the three months ended March 31, 2017, the Company recognized a $2.2 million gain primarily resulting from (i) the settlement of the Equinox (previously Trek) debt and (ii) the 20% premium associated with Orezone exercising its option to repurchase the royalty on the Bomboré gold project;

•	Non-cash impairment charges of $1.4 million and $1.1 million were recorded during the three months ended March 31, 2016 and the three months ended September 30, 2016, respectively;

•	A general decrease in finance expenses when compared to previous quarters primarily driven by the repayment of the Company’s revolving credit facility; and

•

Overall, Attributable Gold Equivalent ounces sold have increased over the course of the last three years as a result of the acquisition of various assets including the Teck Resources Limited (“Teck”) royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016.

CHANGE IN TOTAL ASSETS

Total assets decreased by $6.3 million from September 30, 2017 to December 31, 2017 primarily resulting from (i) non-cash impairment charges; (ii) depletion expense; and (iii) a reduction in the Hot Maden interest due to a devaluation of the Turkish Lira relative to the US dollar; partially offset by increases in the value of the Company’s investments and increases in the Company’s cash balance due to positive operating cash flow. Total assets increased by $121.6 million from June 30, 2017 to September 30, 2017 primarily resulting from the acquisition of Mariana and operating cash flow; partially offset by depletion expense.  Total assets decreased by $4.8 million from March 31, 2017 to June 30, 2017 primarily resulting from a decrease in the value of the Company’s investments and a non-cash impairment charge relating to the Company’s royalty on the Coringa gold project; partially offset by increases in the Company’s cash balance due to positive operating cash flow. Total assets increased by $15.5 million from December 31, 2016 to March 31, 2017 primarily resulting from an increase in the value of the Company’s investments and operating cash flow; partially offset by depletion expense. Total assets decreased by $5.5 million from September 30, 2016 to December 31, 2016 primarily resulting from depletion expense and a decrease in the value of the Company’s investments; partially offset by increases in the Company’s cash balance due to positive operating cash flow. Total assets increased by $15.1 million from June 30, 2016 to September 30, 2016 primarily resulting from increases in the Company’s cash balance due to positive operating cash flow and an increase in the value of the Company’s investments; partially offset by depletion expense. Total assets decreased by $5.8 million from March 31, 2016 to June 30, 2016 primarily resulting from depletion expense; partially offset by an increase in the value of the Company’s investments.

NON-IFRS AND OTHER MEASURES

The Company has included, throughout this document, certain performance measures, including (i) average cash cost per attributable ounce and (ii) average realized gold price per attributable ounce. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.

Average cash cost per attributable ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. Figure 1.1 provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1

	3 Months Ended	3 Months Ended	Year Ended	Year Ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Cost of Sales, excluding depletion[1]	$4,091	$3,316	$15,321	$12,834

Cash cost of sales is comprised of:
Total cash cost of gold sold	$4,091	$3,316	$15,321	$12,834
Divided by:
Total Attributable Gold Equivalent ounces sold [2]	12,032	13,245	54,633	49,731
Equals:
Average cash cost of gold (per attributable ounce)	$340	$250	$280	$258

1)	Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

2)

The Company’s royalty and other commodity stream income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity income for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii.

Average realized gold price per attributable ounce is calculated by dividing the Company’s sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of average realized gold price per ounce.

Figure 1.2

	3 Months Ended	3 Months Ended	Year Ended	Year Ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Total Revenue	$15,446	$16,463	$68,275	$62,371

Divided by:
Total Attributable Gold Equivalent ounces sold	12,032	13,245	54,633	49,731
Equals:
Average realized gold price (per attributable ounce)	$1,284	$1,243	$1,250	$1,254

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2017, the Company had cash and cash equivalents of $12.5 million (December 31, 2016 – $21.4 million) and a working capital of $31.9 million (December 31, 2016 – $23.8 million). As of the date of the MD&A, only $7.5 million has been drawn under the Revolving Facility, leaving $142.5 million undrawn and available for future acquisitions and general corporate purposes.

During the year ended December 31, 2017, the Company generated cash flows from operating activities of $44.8 million compared with $39.0 million during the comparable period in 2016, with the increase being primarily attributable to both an increase in the average realized selling price of gold and an increase in Attributable Gold Equivalent ounces sold.

During the year ended December 31, 2017, the Company had net cash outflows from investing activities of $40.1 million which were primarily the result of: (i) $48.3 million in cash outflows relating to the Mariana acquisition which included the cash consideration of the transaction and associated acquisition costs, which were partially offset by the cash Mariana had on acquisition; (ii) $4.8 million in payments relating to the acquisition of investments and other assets; and (iii) $4.4 million in payments related to the acquisition of royalty interests; partially offset by: (i) $14.4 million of cash inflows largely resulting from the sale of investments as the Company continues to monetize its non-core investments and (ii) $3.6 million relating to Orezone exercising its option to repurchase its royalty on the Bomboré gold project. During the year ended December 31, 2016, the Company had net cash inflows from investing activities of $3.8 million which were primarily the result of: (i) $18.4 million cash inflow largely consisting of the disposition of a portion of the Company’s investments and the receipt of $5.5 million related to the Company’s amendment of the Entrée commodity streams; and (ii) the repayment of a $3.0 million loan; which were partially offset by (i) the acquisition of investments and other assets; (ii) the payment of $4.0 million and $5.2 million in connection with the Yamana commodity streams and the Karma Gold Stream, respectively; and (iii) a $1.4 million payment related to the Teck transaction.

During the year ended December 31, 2017, the Company had net cash outflows from financing activities of $15.1 million largely related to a cash out flow of $17.7 million related to the redemption of the Company’s common shares under the NCIB and $2.6 million in proceeds from the exercise of stock options. Additionally, during the year ended December 31, 2017, the Company drew down $16 million on its revolving credit facility to fund a portion of the cash consideration required for the Mariana acquisition. The $16 million drawn down was subsequently repaid within the same period utilizing cash flow from operating activities and the proceeds from the sale of non-core investments. During the year ended December 31, 2016, the Company had net cash outflows from financing activities of $26.9 million largely related to $83.5 million in the net repayment of debt under the Company’s Revolving Facility; partially offset by (i) $57.5 million raised in gross proceeds from the Company’s July 2016 equity financing and (ii) $5.5 million in proceeds from the exercise of stock options.

CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [4],5,[6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1,2,3]
Bachelor Lake	20%	$500
Black Fox	8%	$540
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$450
Yamana silver stream	Varies	30% of silver spot price

1)	Subject to an annual inflationary adjustment except for Ming.
2)	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
3)

For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4)	For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.
5)	For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
6)

For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

7)

For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

8)

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

9)	For the Bachelor Lake Gold Stream, the Company has committed to purchase 20% of gold produced until 12,000 ounces have been purchased.

SHARE CAPITAL

As of February 15, 2018, the Company had 183,559,416 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2016 equity financing used to reduce the balance of the Company’s Revolving Facility.

A summary of the Company’s share purchase options
as of February 15, 2018 are as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD$)	Weighted average exercise price per share (CAD$)
2018	157,637	157,637	2.92 - 11.31	5.20
2019	2,968,106	2,968,106	1.46 - 6.03	2.76
2020	1,284,000	856,005	3.60 - 3.64	3.61
2021	1,405,740	515,079	2.65 - 4.96	4.65
2022	1,257,534	462,534	4.86 - 15.00	4.91
	7,073,017	4,959,361		3.38

A summary of the Company’s warrants
as of February 15, 2018 are as follows:

Number outstanding	Exercise price per share	Expiry Date
1,042,875	0.97	May 6, 2018
3,000,000	4.50	March 23, 2020
15,000,000	3.50	October 27, 2020
4,966,400	4.00	November 3, 2020
24,009,275

The Company has 2,002,707 Restricted Share Rights (“RSRs”) outstanding as at February 15, 2018.

KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

	Year Ended	Year Ended
In $000s	December 31, 2017	December 31, 2016
Employee salaries and benefits	$2,340	$1,699
Share-based payments	2,569	2,041
Total key management compensation expense	$4,909	$3,740

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, receivables and other, and trade and other payables. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are held for long-term strategic purposes. The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, and trade and other payables approximate their carrying values at December 31, 2017.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents and trade receivables and other in the ordinary course of business. The Company’s trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company’s convertible debenture due from Equinox is subject to Equinox’s credit risk, the Company’s ability to realize on its security, and the risk that the value of Equinox’s equity decreases below the puttable price of the instrument.

Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2017 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $0.5 million and other comprehensive income by $2.9 million, respectively.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at December 31, 2017 of $78.9 million (December 31, 2016 – $61.3 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at December 31, 2017 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.2 million and other comprehensive income by $2.4 million.

RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated March 29, 2017, which is available on www.sedar.com  .

The Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Santa Elena Mine, the Karma Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the San Andres Mine, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, Houndé Mine and other royalties and commodity streams in Sandstorm’s portfolios are hereafter referred to as the “Mines”.

Risks Relating To Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or receive economic benefit from its interest in the Hot Maden Project, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company’s gold and other precious metals interests are conducted in Canada, Mexico, the United States, Mongolia, Africa, Argentina, Brazil, Chile, Peru, Paraguay, Honduras, French Guiana, Turkey, Sweden and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hot Maden Project in Turkey may adversely affect the Company’s 30% net profits interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hot Maden Project into a commodity stream or royalty. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company prior years’ tax returns are currently under audit by the Canada Revenue Agency, and no assurances can be given that tax matters, if they so arise will be resolved favorably.  The majority of the Company’s Streams and royalties has been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax.  The profits attributable to the Company’s historical Barbados entity have all been attributed to Canada and the profits from these Streams continue to be subject to Canadian tax.

Commodity Prices for Metals Produced from the Mines

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver and/or copper (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.

The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the precious metal purchase agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Solvency Risk of Counterparties

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company’s 2017 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2017, the disclosure controls and procedures (as defined in Rule 13(a) – 15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•

providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.  Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2017, the Company's internal control over financial reporting is effective and no material weaknesses were identified.

Changes in Internal Controls

Except for controls that were implemented in relation to the Mariana acquisition, there were no changes in internal controls of the Company during the year ended December 31, 2017 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Future Changes in Accounting Policies

The IASB has issued the following new standards but they are not yet effective. Pronouncements that are not applicable to the Company have been excluded from this note.

IFRS 15 Revenue from Contracts with Customers— The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after January 1, 2018 for public entities. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company has completed its assessment of the impact of the new standard on its future financial statements.  The process has included a review of all material contracts as well as the nature and type of the various Streams and royalties that the Company holds.  This assessment has also included identifying the contract with the customer, the separate performance obligations contained therein and the appropriate transaction price.  The adoption of the new standard will not give rise to any material changes to the Company’s sub processes, IT controls or consolidated financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Project, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2016 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Chapada Mine, the Cerro Moro Project, the Houndé Mine, the Diavik Mine, the Aurizona Mine, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Mine, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodity or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

“Nolan Watson”	“Erfan Kazemi”
President & Chief Executive Officer	Chief Financial Officer

February 15, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sandstorm Gold Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sandstorm Gold Ltd. and its subsidiaries, (together, the Company) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 15, 2018

We have served as the Company’s auditor since 2016.

SANDSTORM GOLD LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Annual 2017

Consolidated Statements of Financial Position	Expressed in U.S. dollars ($000s)

ASSETS	Note	December 31, 2017	December 31, 2016
Current
Cash and cash equivalents		$12,539	$21,434
Short-term investments	9	18,252	-
Trade receivables and other		7,568	6,663
		$38,359	$28,097
Non-current
Mineral, royalty and other interests	6	$365,477	$402,785
Hot Maden interest	8	177,452	-
Investments	9	60,630	61,293
Deferred income tax assets	12	13,581	16,934
Exploration assets	7	2,599	-
Deferred financing costs and other long term assets	10	2,817	2,416
Loan receivable	9	-	23,357
Total assets		$660,915	$534,882

LIABILITIES
Current
Trade and other payables		$6,438	$4,289

Non-current
Deferred income tax liabilities	12	2,807	3,288
		$2,807	$3,288
		$9,245	$7,577

EQUITY
Share capital		$693,880	$573,085
Reserves		23,659	23,915
Deficit		(25,135)	(35,672)
Accumulated other comprehensive loss		(40,734)	(34,023)
		$651,670	$527,305
Total liabilities and equity		$660,915	$534,882

Contractual obligations (Note 16)

Subsequent events (Note 18)

ON BEHALF OF THE BOARD:

“Nolan Watson”, Director	“David DeWitt”, Director

- The accompanying notes are an integral part of these consolidated financial statements –

Consolidated Statements of Income (Loss)	Expressed in U.S. dollars ($000s)
Except for per share amounts

		Year Ended	Year Ended
	Note	December 31, 2017	December 31, 2016
Sales	17	$49,208	$41,634
Royalty revenue	17	19,067	20,737
		$68,275	$62,371

Cost of sales, excluding depletion	17	$15,321	$12,834
Depletion	17	29,580	27,654
Total cost of sales		$44,901	$40,488

Gross profit		$23,374	$21,883

Expenses and other (income)
Administration expenses [1]	13	$6,736	$5,031
Project evaluation [1]		4,564	5,064
Foreign exchange (gain) loss		(2,434)	87
(Gain) on revaluation of investments	9	(5,827)	(22,093)
Finance income		(722)	(2,598)
Finance expense		2,187	2,993
Mineral, royalty and other interests impairments	6 (c)	9,104	2,507
(Gain) loss on mineral interest disposal and other	6 (b)	(4,848)	1,107
Income before taxes		$14,614	$29,785

Current income tax expense	12	$868	$306
Deferred income tax expense	12	3,209	4,225
		4,077	4,531
Net income for the year		$10,537	$25,254

Basic earnings per share		$0.06	$0.18
Diluted earnings per share		$0.06	$0.17

Weighted average number of common shares outstanding
Basic	11 (e)	167,265,059	144,159,678
Diluted	11 (e)	174,703,186	149,961,923
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation		$3,785	$3,106

- The accompanying notes are an integral part of these consolidated financial statements -

Consolidated Statements of Comprehensive Income (Loss)	Expressed in U.S. dollars ($000s)

		Year Ended	Year Ended
	Note	December 31, 2017	December 31, 2016
Net income for the year		$10,537	$25,254

Other comprehensive (loss) income for the year
Items that may subsequently be re-classified to net income:
Currency translation differences		$(15,205)	$121
Items that will not subsequently be re-classified to net income:
Gain on FVTOCI investments	9	8,159	16,902
Tax recovery on FVTOCI investments		335	514
Total other comprehensive (loss) income for the year		$(6,711)	$17,537
Total comprehensive income for the year		$3,826	$42,791

- The accompanying notes are an integral part of these consolidated financial statements -

Consolidated Statements of Cash Flows	Expressed in U.S. dollars ($000s)

		Year Ended	Year Ended
Cash flow from (used in):	Note	December 31, 2017	December 31, 2016
Operating activities
· Net income for the year		$10,537	$25,254
Items not affecting cash:
· Depletion and depreciation and financing amortization		30,723	28,489
· Mineral, royalty and other interests impairments	6	9,104	2,507
· Deferred income tax expense	12	3,209	4,225
· Share-based payments		3,785	3,106
· (Gain) on revaluation of investments	9	(5,827)	(22,093)
· Unrealized foreign exchange gain		(2,122)	-
· Interest on loan receivable		(409)	(1,528)
· (Gain) loss on mineral interest disposal and other		(5,024)	655
· Changes in non-cash working capital	14	797	(1,624)
		$44,773	$38,991
Investing activities
· Acquisition of Mariana Resources Limited		$(48,299)	$-
· Proceeds from disposal of investments and other		14,352	12,774
· Proceeds from disposal of mineral, royalty and other interests		3,600	5,617
· Acquisition of mineral, royalty and other interests	6	(4,409)	(10,806)
· Acquisition of investments and other assets		(4,761)	(5,731)
· Investment in Hot Maden interest	8	(584)	-
· Loan repayment		-	2,993
· Loan issuance		-	(1,000)
		$(40,101)	$3,847
Financing activities
· Redemption of common shares (normal course issuer bid)	11	$(17,729)	$(2,280)
· Bank debt drawn		16,000	5,000
· Bank debt repaid		(16,000)	(88,500)
· Proceeds on exercise of warrants, options and other		2,605	5,455
· Proceeds from issuance of common shares net of financing costs		-	53,453
		$(15,124)	$(26,872)

Effect of exchange rate changes on cash and cash equivalents		$1,557	$122
Net increase (decrease) in cash and cash equivalents		(8,895)	16,088
Cash and cash equivalents – beginning of the year		21,434	5,346
Cash and cash equivalents – end of the year		$12,539	$21,434

Supplemental cash flow information (note 14)

- The accompanying notes are an integral part of these consolidated financial statements -

Consolidated Statements of Changes in Equity	Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options and Restricted Share Rights	Share Purchase Warrants	Deficit	Accumulated Other Comprehensive Income (Loss)	Total
At January 1, 2016		128,880,314	$491,769	$10,351	$13,017	$(60,926)	$(51,560)	$402,651
Shares issued		12,921,400	57,500	-	-	-	-	57,500
Options exercised	11 (b)	1,516,402	7,609	(2,199)	-	-	-	5,410
Vesting of restricted share rights		79,858	360	(360)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)		(619,999)	(2,280)	-	-	-	-	(2,280)
Share issuance costs (net of deferred tax of $1.0 million)		-	(2,807)	-	-	-	-	(2,807)
Shares issued for acquisition of royalties and other		9,153,307	20,934	-	-	-	-	20,934
Share based payments		-	-	3,106	-	-	-	3,106
Total comprehensive income		-	-	-	-	25,254	17,537	42,791
At December 31, 2016		151,931,282	$573,085	$10,898	$13,017	$(35,672)	$(34,023)	$527,305
Options exercised	11 (b)	797,128	3,127	(1,114)	-	-	-	2,013
Warrants exercised	11 (c )	1,059,242	3,911	-	(2,803)	-	-	1,108
Vesting of restricted share rights		319,394	1,035	(1,035)	-	-	-	-
Expiration of unexercised warrants		-	7,874	-	(7,874)	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)		(4,106,772)	(17,729)	-	-	-	-	(17,729)
Shares issued for acquisition of Mariana Resources Ltd.	7	32,685,228	122,569	-	-	-	-	122,569
Issuance of Mariana Resources Ltd. replacement equity awards	7	-	-	3,207	5,578	-	-	8,785
Financing costs and other		-	8	-	-	-	-	8
Share based payments		-	-	3,785	-	-	-	3,785
Total comprehensive income		-	-	-	-	10,537	(6,711)	3,826
At December 31, 2017		182,685,502	$693,880	$15,741	$7,918	$(25,135)	$(40,734)	$651,670

- The accompanying notes are an integral part of these consolidated financial statements -

Notes to the Consolidated Financial Statements

December 31, 2017

Expressed in U.S. dollars

1.	NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", “Sandstorm Gold” or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on February 15, 2018.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

B.	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C.	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (all wholly owned) Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Holdings Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (Canada) Holdings Ltd., Sandstorm Metals & Energy (Canada) Ltd., Sandstorm Metals & Energy (US) Inc., Mariana Resources Limited (Guernsey), Mariana Turkey Limited (Guernsey), and Mariana International Limited (Guernsey). Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D.	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retrospective restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the Consolidated Statement of Income (Loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statement of Income (Loss).

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company and are presented in the equity section of the Consolidated Statement of Financial Position.

E.	Investment in Associate

An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Hot Maden interest on the Company’s Consolidated Statements of Financial Position represents an investment in an associate.

The Company accounts for its investment in an associate using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company's share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company's share of income and losses of associates is recognized in net income during the period. Dividends received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

F.	Goodwill

The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

G.	Mineral, Royalty and Other Interests

Mineral, royalty and other interests consist of acquired royalty interests and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing mineral, royalty and other interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a mineral, royalty or other interest, an allocation of its fair value is attributed to the exploration potential of the interest and is recorded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

H.	Impairment of Mineral, Royalty and Other Interests

Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use. Estimated values in use are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves and the portion of resources expected to be classified as mineral reserves as well as exploration potential expected to be converted into resources. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by analysts and management’s expectations. The discount rate is estimated using an average discount rate incorporating analyst views to value precious metal royalty companies. If it is determined that the recoverable amount is less than the carrying value then an impairment is recorded with a charge to net income (loss).

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods.

I.	Exploration Assets

All costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on a project are expensed in the period incurred. Exploration and evaluation costs arising following the acquisition of an exploration licence are capitalised on a project-by-project basis. Costs incurred include appropriate technical and administrative overheads. Exploration assets are carried at historical cost less any impairment losses recognized. Exploration and evaluation activity includes geological and geophysical studies, exploratory drilling and sampling and resource development.

Upon demonstration of the technical and commercial feasibility of a project and a development decision, any past exploration and evaluation costs related to that project are subject to an impairment test and are reclassified in accordance with IAS 16, Property Plant and Equipment.

Management annually assesses exploration assets for impairment when facts and circumstances suggest that the carrying value of capitalized exploration costs may not be recoverable.

J.	Revenue Recognition

Revenue comprises of revenue earned in the period from royalty and mineral stream interests. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty and/or stream agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream agreements, revenue recognition occurs when the relevant commodity received from the stream operator is physically delivered and then sold by the Company to its third party customers.

Under the terms of certain royalty agreements, revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded at each reporting period and other adjustments are recorded on final settlement and are offset against revenue when incurred.

K.	Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Ltd., Bridgeport Gold Inc.,

Inversiones Mineras Australes Holdings (BVI) Inc., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (Canada) Holdings Ltd, Sandstorm Metals & Energy (Canada) Ltd. and Sandstorm Metals & Energy (US) Inc. the functional currency is the U.S. dollar.

For Inversiones Mineras Australes S.A., the functional currency of this subsidiary is the Argentine Peso. To translate Inversiones Mineras Australes S.A. to the presentation currency of the U.S. dollar, all assets and liabilities are translated using the exchange rate as of the reporting date and all income and expenses are translated using the average exchange rates during the period. All resulting exchange differences are recognized in other comprehensive income (loss).

For the Company’s Hot Maden Interest, the functional currency of this associate is the Turkish Lira. To translate the Hot Maden Interest to the presentation currency of the U.S. dollar, all assets and liabilities are translated using the exchange rate as of the reporting date and all income and expenses are translated using the average exchange rates during the period. All resulting exchange differences are recognized in other comprehensive income (loss).

Transactions in foreign currencies are initially recorded in the entity’s functional currency as the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.

L.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short and long-term investments, loans receivable, and trade and other payables. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents, trade receivables and other, and loans receivable are classified as financial assets at amortized cost and trade and other payables and bank debt are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.

Investments in common shares are held for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, the Company made an irrevocable election to designate these investments as fair value through other comprehensive income (“FVTOCI”) in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Investments in warrants and convertible debt instruments are classified as fair value through profit or loss (“FVTPL”). These warrants, and convertible debt instruments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss) under the classification of gain (loss) on revaluation of investments.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

M.	Inventory

When refined gold or the applicable commodity, under the Stream agreement, is delivered to the Company, it is recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with that commodity.

N.	Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

O.	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

P.	Share Capital and Share Purchase Warrants

The proceeds from the issue of units are allocated between common shares and share purchase warrants (with an exercise price denominated in U.S. dollars) on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price. Original consideration associated with expired share purchase warrants is reallocated to issued share capital.

Q.	Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

R.	Share Based Payments

The Company recognizes share based compensation expense for all share purchase options and restricted share rights (“RSRs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the Consolidated Statement of Income (Loss).

The BSM requires management to estimate the expected volatility and expected term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historical stock price of the Company, the expected term is estimated using historical exercise data, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

S.	Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

T.	Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

3.	FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB has issued the following new standards but they are not yet effective. Pronouncements that are not applicable to the Company have been excluded from this note:

IFRS 15 Revenue from Contracts with Customers— The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after January 1, 2018 for public entities. The Company has completed its assessment of the impact of the new standard on its future financial statements under the modified retrospective approach.  The process has included a review of all material contracts as well as the nature and type of the various Streams and royalties that the Company holds.  This assessment has also included identifying the contract with the customer, the separate performance obligations contained therein and the appropriate transaction price. The adoption of the new standard will not give rise to any material changes to the Company’s sub processes, IT controls or consolidated financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

.

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY AND CRITICAL ACCOUNTING JUDGMENTS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

A.	Attributable Reserve and Resource Estimates

The Company’s business is the acquisition of Gold Streams, Streams, and royalties. Each mineral, royalty and other interest agreement has its own unique terms and judgement is required to assess the appropriate accounting treatment.

Mineral, royalty and other interests are a significant class of assets of the Company, with a carrying value of $365.5 million at December 31, 2017 (2016 - $402.8 million). This amount represents the capitalized expenditures related to the acquisition of the mineral, royalty and other interests net of accumulated depletion and any impairments. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has purchase and royalty agreements, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of the Company’s mineral, royalty and other interests and depletion charges.

The Company’s mineral and royalty interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s mineral and royalty interests. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and resources to be converted into reserves. Changes to depletion rates are accounted for prospectively.

B.	Investments

In the normal course of operations, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

•	The purpose and design of the investee entity.
•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•	The size of the company’s equity ownership and voting rights, including potential voting rights.
•	The size and dispersion of other voting interests, including the existence of voting blocks.
•

Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

•	Other relevant and pertinent factors.

If it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at fair value through other comprehensive income as further described in note 2.

C.	Income Taxes

The interpretation of existing tax laws or regulations in Canada, Barbados, the United States of America, Australia, Argentina, Chile, Turkey, Guernsey, Mexico or any of the countries in which the mining operations are located or to which shipments of gold are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to note 12 for more information.

D.	Impairment of Assets

Assessment of impairment of mineral, royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

Under the Fair Value approach, the net present value (“NPV”) methodology is used. NPV is estimated by using a discount rate to calculate the present value of expected future cash flows. The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks. The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Gold Stream or royalty based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when determining the fair value attributable to acquired mineral and royalty interests. Expected future revenues also reflect management’s estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each Gold Stream, Stream, or royalty, as disclosed in note 16 to the financial statements.

During the year ended December 31, 2017, the Company recorded an impairment charge of $9.1 million (2016 - $2.5 million).

E.	Asset Acquisition

The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of mineral, royalty and other interests generally requires a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

F.	Functional Currency

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

5.	FINANCIAL INSTRUMENTS

A.	Capital Risk Management

The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The capital structure of the Company consists of $651.7 million (2016 - $527.3 million) of equity attributable to common shareholders, comprising of issued capital (note 11), accumulated reserves and deficit. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the credit agreement governing bank debt. The Company is in compliance with the debt covenants described in note 10 as at December 31, 2017.

B.	Fair Value Estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 |  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 |  Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 |  Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2017 and December 31, 2016. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2017:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Short-term investments
Common shares held	$3,252	$3,252	$-	$-
Convertible debt	15,000	-	15,000	-
Long-term investments
Common shares held	$40,722	$40,722	$-	$-
Warrants	3,313	-	3,313	-
Convertible debt	16,595	-	16,595	-
	$78,882	$43,974	$34,908	$-

As at December 31, 2016:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments
Common shares held	$28,850	$28,850	$-	$-
Warrants	3,404	-	3,404	-
Convertible debt	29,039	-	29,039	-
	$61,293	$28,850	$32,443	$-

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, and trade and other payables approximate their carrying values at December 31, 2017.

C.	Credit Risk

The Company’s credit risk is limited to cash and cash equivalents and trade receivables and other in the ordinary course of business. The Company’s trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company’s convertible debenture due from Equinox Gold Corp. ("Equinox") is subject to Equinox’s credit risk and the Company’s ability to realize on its security.

D.	Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2017 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $0.5 million and other comprehensive income by $2.9 million, respectively.

E.	Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s Revolving Facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at December 31, 2017, the Company had cash and cash equivalents of $12.5 million (December 31, 2016 – $21.4 million). Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at December 31, 2017, of $78.9 million (December 31, 2016 – $61.3 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

F.	Other Price Risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of long term investments are impacted by various underlying factors including commodity prices. Based on the Company's investments held as at December 31, 2017 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.2 million and other comprehensive income by $2.4 million.

6.	MINERAL, ROYALTY AND OTHER INTERESTS

A.	Carrying Amount

As of and for the year ended December 31, 2017:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (disposals)	Ending	Opening	Depletion[1]	Depletion in Ending Inventory	Impairment	Ending	Carrying Amount
Aurizona, Brazil	$11,033	$-	$11,033	$310	$-	$-	$-	$310	$10,723
Bachelor Lake, Canada	23,972	37	24,009	19,339	3,823	21	-	23,183	826
Black Fox, Canada	37,761	30	37,791	24,395	2,253	183	-	26,831	10,960
Chapada, Brazil	69,528	-	69,528	2,737	3,765	-	-	6,502	63,026
Diavik, Canada	53,111	-	53,111	11,792	6,080	-	-	17,872	35,239
Hot Maden, Turkey	5,818	-	5,818	-	-	-	-	-	5,818
Hugo North Extension and Heruga, Mongolia	35,351	-	35,351	-	-	-	-	-	35,351
Karma, Burkina Faso	26,289	-	26,289	2,619	2,913	671	-	6,203	20,086
Ming, Canada	20,068	2	20,070	8,585	185	276	-	9,046	11,024
Santa Elena, Mexico	23,342	-	23,342	19,308	992	166	-	20,466	2,876
Yamana silver stream, Argentina	74,234	2	74,236	1,427	2,253	-	-	3,680	70,556
Other Royalties [2]	222,097	2,596	224,693	115,492	5,896	-	9,104	130,492	94,201
Other [3]	10,725	(1,264)	9,461	4,540	103	27	-	4,670	4,791
Total [4]	$613,329	$1,403	$614,732	$210,544	$28,263	$1,344	$9,104	$249,255	$365,477

1)

Depletion during the year in the Consolidated Statements of Income of $29.6 million is comprised of depletion expense for the year of $28.3 million, and $1.3 million from depletion in ending inventory as at December 31, 2016.

2)

Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San

Andres, Sao Francisco, Thunder Creek, the Early Gold Deposit, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and other.

3)	Includes Koricancha Stream and other.
4)

Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $52.3 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $313.2 million.

As of and for the year ended December 31, 2016:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (disposals)	Ending	Opening	Depletion	Depletion in Ending Inventory	Impairment	Ending	Carrying Amount
Aurizona, Brazil	$11,000	$33	$11,033	$310	$-	$-	$-	$310	$10,723
Bachelor Lake, Canada	22,671	1,301	23,972	14,678	4,411	250	-	19,339	4,633
Black Fox, Canada	37,758	3	37,761	22,117	2,011	267	-	24,395	13,366
Chapada, Brazil	69,520	8	69,528	-	2,737	-	-	2,737	66,791
Diavik, Canada	53,111	-	53,111	6,273	5,519	-	-	11,792	41,319
Hot Maden, Turkey	5,818	-	5,818	-	-	-	-	-	5,818
Hugo North Extension and Heruga, Mongolia	42,493	(7,142)	35,351	-	-	-	-	-	35,351
Karma, Burkina Faso	21,174	5,115	26,289	-	2,095	524	-	2,619	23,670
Ming, Canada	20,068	-	20,068	7,622	792	171	-	8,585	11,483
Santa Elena, Mexico	23,342	-	23,342	17,202	2,001	105	-	19,308	4,034
Yamana silver stream, Argentina	74,229	5	74,234	-	1,427	-	-	1,427	72,807
Other Royalties [1]	200,906	21,191	222,097	106,393	6,592	-	2,507	115,492	106,605
Other [2]	11,339	(614)	10,725	4,471	69	-	-	4,540	6,185
Total [3]	$593,429	$19,900	$613,329	$179,066	$27,654	$1,317	$2,507	$210,544	$402,785

1)

Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions,

San Andres, Sao Francisco, Thunder Creek, Bomboré, the Early Gold Deposit, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and others.

2)	Includes Koricancha Stream and other.
3)

Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $73.8 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $329.0 million.

B.	Significant Updates and Other Transactions

During the year ended December 31, 2017:

UPDATE | Orezone

On January 26, 2017, Orezone Gold Corporation exercised its option to repurchase the royalty on the Bomboré gold project for $3.6 million, representing a 20% premium to the original upfront payment.

UPDATE | Bachelor Lake Stream

On September 29, 2017, the Company amended its Gold Stream with Metanor Resources Inc (“Metanor”).  Beginning October 1, 2017, Sandstorm will purchase 20% of the gold produced from Metanor’s Bachelor Lake gold mine for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold, until 12,000 ounces of gold have been purchased by the Company at which time the Gold Stream will convert into a 3.9% net smelter returns royalty (“NSR”). As part of the amendment, Metanor has agreed it will sell a minimum of 1,500 ounces of gold to Sandstorm on a quarterly basis until the 12,000 ounce threshold has been reached.  Under the previous Gold Stream, there were no requirements for minimum deliveries nor was there a subsequent conversion of the Gold Stream into a NSR. In consideration for entering into the amendment, Sandstorm received:

o	a 3.9% NSR on Metanor’s Barry project; and
o	$2.0 million in the common shares of Metanor.

Metanor may elect to reduce the 3.9% NSR on the Bachelor Lake or Barry projects by making a $2.0 million payment to Sandstorm in each case (the “Purchase Option”). Upon exercising either of the Purchase Options, the respective Sandstorm NSR will decrease to 1.8%.  In addition to the Gold Stream, Sandstorm has an already existing 1% NSR on the Bachelor Lake gold mine, which remains unaffected by the amendment. In connection with the partial disposition of the stream, the Company recognized a $3.0 million gain in other income during the year ended December 31, 2017.

C.	Impairments

During the year ended December 31, 2017:

A reduction in the mineral resource estimate for the Coringa gold project announced during the period prompted the Company to evaluate the carrying value of its royalty investment. As a result of this review, the Company recorded an impairment charge of $4.5 million. The recoverable amount of $3.4 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. Key assumptions used in the cash flow forecast were: a 5 year mine life, a long term gold price of $1,300 and a 6% discount rate.

As a result of an update to the production profile of the Emigrant Springs mine and the ounces expected from the area subject to the royalty, the Company re-evaluated the carrying value of its investment.  Based on its review, the Company recorded an impairment charge of $4.6 million.  The recoverable amount of $0.5 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. Key assumptions used in the cash flow forecast were: a 1 - 3 year mine life, a long term gold price of $1,300 and a 4% discount rate.

During the year ended December 31, 2016:

While assessing whether any indications of impairment exist for mineral properties, consideration is given to both external and internal sources of information. The lack of progress with respect to the advancement of some of the properties which Sandstorm holds royalties on within Sandstorm’s mineral interest portfolio, prompted the Company to evaluate its investment in these specific assets. As part of the assessment, the Company recorded an impairment charge of $1.4 million for the full balance of those royalties that were specifically identified as lacking significant progress. The recoverable amount of the assets, for impairment assessment purposes, was determined using the fair value less costs of disposal method and considered whether the mining operator had dropped certain mineral claims. Key assumptions used in the analysis to determine fair value included a liquidation scenario and management’s best estimates of the value of the underlying royalty assets. In addition to these impairments, the Company recorded an additional impairment charge of $1.1 million relating to other royalties within the Company’s royalty portfolio. This impairment charge was prompted by changes in the underlying operations of the assets including estimated production. The recoverable amount of the assets, for impairment assessment purposes, was determined using the fair value less costs of disposal method. Key assumptions used in the discounted cash flow analysis to determine fair value included a long term gold price of $1,300 and a 4% discount rate.

7.	ACQUISITION OF MARIANA RESOURCES LIMITED

On July 3, 2017, Sandstorm completed its previously announced arrangement to acquire all the issued and ordinary shares of Mariana Resources Ltd. (that Sandstorm did not already own) (“Mariana”) (the “Arrangement”).  Under the terms of the Arrangement and as consideration for the acquisition, the Company issued 32,685,228 common shares and paid an additional $47.3 million in cash.  In addition, all outstanding stock options and warrant holders of Mariana received 0.3487 Sandstorm stock option or warrant for each Mariana stock option or warrant previously held. The transaction was accounted for as an asset acquisition, with the capitalized costs of $199.6 million being determined by reference to the fair value of the net assets acquired.

As part of the transaction, the Company acquired a 30% net profits interest in the Hot Maden gold-copper project, located in the Artvin Province, northeastern Turkey (“Hot Maden” or “Hot Maden Interest”). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lydia”), who owns the remaining interest in the project. On acquisition, the fair value ascribed to the net profits interest was $190.7 million.  In determining the fair value of the Company’s interest in Hot Maden, a discounted cash flow model was utilized.  Key assumptions used in the analysis were a 7% discount rate, a long term gold price of $1,300 and an estimated mine life of 12 - 14 years.

The Company’s 30% net profits interest in Hot Maden represents an investment in an associate and is accounted for in accordance with IAS 28 - Investments in associates and joint ventures.  Refer to note 8 for further information.

In addition, the acquisition of Mariana included exploration properties in Côte d’Ivoire, Turkey, and Argentina. The fair value of $5.0 million ascribed to these assets was determined based on management’s best estimate of the recoverable value and took into consideration the exploration expenditures at the respective properties.  Sandstorm intends on selling the exploration properties and expects to retain NSRs as well as equity in the eventual sale.  As part of that process and during the year ended December 31, 2017, Sandstorm was able to dispose of a number of these properties in exchange for receiving NSRs and equity to be granted to Sandstorm in the future.  The other assets acquired in the transaction included cash and other assets of approximately $5.0 million and accounts payable and accrued liabilities of approximately $1.1 million.  Other key assumptions utilized in the fair value assessment of the replacement warrants and options included a risk-free annual interest rate of approximately 1%, an expected volatility of up to 30% and an expected average life of up to 1.6 years.

8.	HOT MADEN INTEREST

On July 3, 2017, the Company acquired a 30% net profits interest in Artmin Madencilik Sanaya ve Ticaret A.S, incorporated in Turkey which owns and operates the Hot Maden project. This interest is accounted for using the equity method and its financial results are adjusted, where appropriate, to give effect to uniform accounting policies.

As of December 31, 2017 the Company has committed to funding $4.3 million in expenditures in 2018 relating to the ongoing development and construction activities at the Hot Maden project.

The following table summarizes the changes in the carrying amount of the Company’s Hot Maden interest:

In $000s	Year Ended December 31, 2017	Year Ended December 31, 2016
Beginning of Year	$ -	$ -
Acquisition of Investment in Associate (note 7)	190,714	-
Company’s share of net income (loss) of associate	(28)	-
Capital investment	584	-
Currency translation adjustments	(13,818)	-
End of Year	$ 177,452	$ -

Summarized financial information for the Company’s investment in associate, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	Period Ended[1] December 31, 2017	Year Ended December 31, 2016
Revenue	$ -	$ -
Administration expenses	(113)	-
Other income	20	-
Total net (loss) income	(93)	-

Company’s share of net income (loss) of associate	$ (28)	$ -

1)	Financial results presented above pertain to the period beginning July 3, 2017, the date of acquisition, to December 31, 2017.

In $000s	December 31, 2017	December 31, 2016
Current Assets	$619	$ -
Non-current Assets	591,343	-
Total Assets	$ 591,962	$ -
Current Liabilities	456	-
Non-current Liabilities	-	-
Total Liabilities	$ 456	$ -
Net Assets	591,506	-
Company’s share of net assets of associate	$ 177,452	$ -

9.	INVESTMENTS

As of and for the year ended December 31, 2017:

	Fair Value	Net Additions		Fair Value	Fair Value
In $000s	Jan. 1, 2017	(Disposals)	Transfers	Adjustment	Dec. 31, 2017
Short-term investments
Common shares[1]	$-	$-	$3,252	$-	$3,252
Convertible debt instruments[2]	-	-	15,000	-	15,000
Total short-term investments	$-	$-	$18,252	$-	$18,252
Non-current investments
Common shares[1]	$28,850	$6,965	$(3,252)	$8,159	$40,722
Warrants[2]	3,404	(1,979)	-	1,888	3,313
Convertible debt instruments[2]	29,039	(1,383)	(15,000)	3,939	16,595
Total non-current investments	$61,293	$3,603	$(18,252)	$13,986	$60,630

Total Investments	$61,293	$3,603	$-	$13,986	$78,882

1)	Fair value adjustment recorded within Other Comprehensive Income (loss) for the year.
2)	Fair value adjustment recorded within Net Income (loss) for the year.

In connection with a series of business transactions resulting in Equinox Gold Corp.  (“Equinox”), Sandstorm was able to monetize a number of its historical debt and equity investments held in Equinox’s predecessor companies.  On March 31, 2017, the term debt facility that was owed to Sandstorm, in the amount of $20 million plus accrued interest, was settled in the form of equity of Equinox. The Company recognized a gain of $1.8 million on the settlement of that debt.  In addition, on January 3, 2018, the Company closed its previously announced agreement to sell $18.3 million in debt and equity securities of Equinox to Mr. Ross Beaty, the new chairman of Equinox. The value of these debt and equity securities have been classified as short-term investments on the Company’s Consolidated Statement of Financial Position.

As of and for the year ended December 31, 2016:

	Fair Value	Net Additions		Fair Value	Fair Value
In $000s	Jan. 1, 2016	(Disposals)	Transfers	Adjustment	Dec. 31, 2016
Common shares[1]	$14,990	$(3,042)	$-	$16,902	$28,850
Warrants[2]	35	(1,240)	-	4,609	3,404
Convertible debt instruments[2]	11,555	-	-	17,484	29,039
Total Investments	$26,580	$(4,282)	$-	$38,995	$61,293

1)	Fair value adjustment recorded within Other Comprehensive Income (loss) for the year.
2)	Fair value adjustment recorded within Net Income (loss) for the year.

10.	REVOLVING FACILITY AND DEFERRED FINANCING COSTS

On December 20, 2017, the Company amended its revolving credit agreement, allowing the Company to borrow up to $150 million (the “Revolving Facility”), for general corporate purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce and Royal Bank of Canada (the “Syndicate”). The term of the Revolving Facility is for four years and is extendable by mutual consent of Sandstorm and the Syndicate.  The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 2.5% – 3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.6% – 0.8% per annum, dependent on the Company’s leverage ratio.

Under the credit agreement, the Company is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the credit facility agreement) of less than or equal to 3.50:1.00 for each fiscal quarter. For any consecutive four fiscal quarters following a material permitted acquisition, the borrower shall maintain the leverage ratio of less than or equal to 4.00:1.00.  The Company is further required to maintain a tangible net worth greater than the aggregate of $136.8 million and 50% of positive net income for each fiscal quarter beginning with the fiscal quarter ended September 30, 2017. The Revolving Facility is secured against the Company’s assets, including the Company’s mineral, royalty and other interests and investments.

As of December 31, 2017, the Company was in compliance with the covenants and the balance of the Revolving Facility was nil.

Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility. At December 31, 2017, deferred financing costs, net of accumulated amortization, was $2.3 million (December 31, 2016 - $1.9 million).

11.	SHARE CAPITAL AND RESERVES

A.	Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able until April 4, 2018, to purchase up to 7,597,730 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

During the year ended December 31, 2017 and pursuant to the NCIB, the Company purchased and cancelled an aggregate of 4,106,772 common shares.

B.	Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.

During the year ended December 31, 2017, the Company issued 795,000 options with a weighted average exercise price of C$5.50 and a fair value of $1.1 million or $1.33 per option. The fair value of the options granted was determined using a Black-Scholes model using the following weighted average assumptions: grant date share price and exercise price of C$5.50, expected volatility of 43%, risk-free interest rate of 1.64 % and expected life of 3 years. Expected volatility is determined by considering the trailing 3 year historic average share price volatility of the Company and similar companies in the same industry and business model.

A summary of the Company’s options and the changes for the year are as follows:

	Note	Number of Options	Weighted Average Exercise Price (CAD$)
Options outstanding at December 31, 2015		6,855,582	5.45
Granted		1,336,000	4.96
Exercised		(1,516,402)	(4.63)
Expired unexercised		(440,000)	(6.35)
Options outstanding at December 31, 2016		6,235,180	4.71
Mariana Resources Ltd. replacement options [1]	7	2,078,248	3.41
Granted		795,000	5.50
Exercised		(797,128)	(3.23)
Expired unexercised		(584,983)	(15.29)
Options outstanding at December 31, 2017		7,726,317	3.79

Exercisable in GBP. Exercise price is translated to CAD using the year end exchange rate.
1)	Exercisable in GBP. Exercise price is translated to CAD using the year end exchange rate.

The weighted-average share price at the time of exercise for the year ended December 31, 2017 was C$5.69 per share (C$7.16 – year ended December 31, 2016). The weighted average remaining contractual life of the options for the year ended December 31, 2017 was 2.82 years (3.35 years – year ended December 31, 2016).

A summary of the Company’s share purchase options

as of December 31, 2017 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD$)[1]	Weighted average exercise price per share (CAD$)[1]
2018	175,072	175,072	2.92 - 11.31	5.26
2019	3,478,439	3,478,439	1.46 - 6.03	2.79
2020	1,284,000	856,005	3.60 - 3.64	3.61
2021	1,405,740	515,079	2.65 - 4.96	4.65
2022	1,383,066	588,066	4.86 - 15.00	4.90
	7,726,317	5,612,661		3.38

Exercisable in GBP. Exercise price is translated to CAD using the year end exchange rate.
1)	For options exercisable in GBP, exercise price is translated to CAD using the year end exchange rate.

C.	Share Purchase Warrants

A summary of the Company’s warrants and the changes

for the year are as follows:

	Note	Number of Warrants	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2015		29,307,173	29,307,173
Expired unexercised		(1,256,662)	(1,256,662)
Exercised		(4,111)	(4,111)
Warrants outstanding at December 31, 2016		28,046,400	28,046,400
Mariana Resources Ltd. replacement warrants	7	2,025,314	2,025,314
Exercised		(1,059,242)	(1,059,242)
Expired unexercised		(5,002,500)	(5,002,500)
Warrants outstanding at December 31, 2017		24,009,972	24,009,972

A summary of the Company’s warrants

as of December 31, 2017 are as follows:

Number outstanding	Exercise price per share [1]	Expiry Date
1,043,572	0.97	May 6, 2018
3,000,000	4.50	March 23, 2020
15,000,000	3.50	October 27, 2020
4,966,400	4.00	November 3, 2020
24,009,972

1)	For warrants exercisable in GBP, exercise price is translated to USD using the year end exchange rate.

D.	Restricted Share Rights

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 3,800,000 restricted share rights (“RSRs”).

During the year ended December 31, 2017, the Company granted 597,200 RSRs with a fair value of $2.6 million, a three year vesting term, and a weighted average grant date fair value of $4.30 per unit. As at December 31, 2017, the Company had 2,222,624 RSRs outstanding.

E.	Diluted Earnings Per Share

Diluted earnings per share is calculated
based on the following:

	Year Ended	Year Ended
In $000s (excluding share amounts)	December 31, 2017	December 31, 2016
Net income for the year	$10,537	$25,254

Basic weighted average number of shares	167,265,059	144,159,678
Basic earnings per share	$0.06	$0.18

Effect of dilutive securities
Stock options	2,217,597	1,903,699
Warrants	3,582,912	2,709,987
Restricted share rights	1,637,618	1,188,559
Diluted weighted average number of common shares	174,703,186	149,961,923
Diluted earnings per share	$0.06	$0.17

The following table lists the number of stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$5.55 during the year ended December 31, 2017 (December 31, 2016 — C$5.55) or because a performance obligation had not been met as at December 31, 2017.

	Year Ended	Year Ended
	December 31, 2017	December 31, 2016
Stock Options	1,967,557	1,213,208
Warrants	6,412,664	8,064,894

12.	INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income (loss) before income taxes.

These differences result from the following items:

	Year Ended	Year Ended
In $000s	December 31, 2017	December 31, 2016
Income before income taxes	$14,614	$29,785
Canadian federal and provincial income tax rates	26.0%	26.0%
Income tax expense based on the above rates	$3,800	$7,744
Increase (decrease) due to:
Non-deductible expenses and permanent differences	$989	$815
Change in unrecognized temporary differences	1,146	(1,261)
Non-taxable portion of capital gain or loss	(1,801)	(3,244)
Change in future substantively enacted tax rate	(84)	-
Other	27	477
Income tax expense	$4,077	$4,531

The deferred tax assets and liabilities are shown below:

In $000s	As at December 31, 2017	As at December 31, 2016
Deferred Income Tax Assets
» Non-capital losses	$30,027	$31,410
» Share issue costs and other	1,966	1,906
» Mineral, royalty and other interests	(18,412)	(16,382)
Total deferred income tax assets	$13,581	$16,934
Deferred Income Tax Liabilities
» Mineral, royalty and other interests	$(2,807)	$(3,288)
Total deferred income tax liabilities	$(2,807)	$(3,288)
Total deferred income tax asset, net	$10,774	$13,646

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Non-capital losses have been recognized as a deferred income tax asset to the extent there will be future taxable income against which the Company can utilize the benefit prior to their expiration. The Company recognized deferred tax assets in respect of tax losses as at December 31, 2017 of $111.2 million (2016: $120.8 million) as it is probable that there will be future taxable profits to recover the deferred tax assets.

Movement in net deferred income taxes:

	Year Ended	Year Ended
In $000s	December 31, 2017	December 31, 2016
Balance, beginning of the year	$13,646	$16,371
Recognized in net income (loss) for the year	(3,209)	(4,225)
Recognized in equity	2	986
Recognized in other comprehensive income (loss) for the year	335	514
Balance, end of year	$10,774	$13,646

The Company has deductible unused tax losses, for which a deferred tax asset has been recognized, expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards	Canada	$111,212	2030 - 2036

The aggregate amount of deductible temporary differences associated with capital losses and other items, for which deferred income tax assets have not been recognized as at December 31, 2017 are $34.3 million (2016: $27.9 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.

13.	ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

	Year Ended	Year Ended
In $000s	December 31, 2017	December 31, 2016
Corporate administration	$1,742	$1,275
Employee benefits and salaries	1,921	1,570
Professional fees	801	819
Depreciation	108	231
Administration expenses before share based compensation	$4,572	$3,895

Equity settled share based compensation (a non-cash expense)	2,164	1,136
Total administration expenses	$6,736	$5,031

14.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended	Year Ended
In $000s	December 31, 2017	December 31, 2016
Change in non-cash working capital:
Trade receivables and other	$(602)	$(1,847)
Trade and other payables	1,399	223
Net increase (decrease) in cash	$797	$(1,624)

Significant non-cash transactions:
Shares and replacement equity awards issued for Mariana acquisition	$131,354	$-
Shares issued for acquisition of mineral, royalty and other interests	-	20,892

15.	KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

	Year Ended	Year Ended
In $000s	December 31, 2017	December 31, 2016
Employee salaries and benefits	$2,340	$1,699
Share-based payments	2,569	2,041
Total key management compensation expense	$4,909	$3,740

16.	CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [4,5],6,7,8,9	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1,2,3]
Bachelor Lake	20%	$500
Black Fox	8%	$531
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$450
Yamana silver stream	Varies	30% of silver spot price

1)	Subject to an annual inflationary adjustment except for Ming.
2)	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
3)

For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4)	For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.
5)	For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
6)

For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

7)

For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana silver stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

8)

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

9)	For the Bachelor Lake Gold Stream, the Company has committed to purchase 20% of gold produced until 12,000 ounces have been purchased.

17.	SEGMENTED INFORMATION

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the year ended December 31, 2017

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Impairment of mineral, royalty and other interests	(Gain) loss on disposal of mineral interest and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake, Canada	Gold	$7,706	$379	$3,082	$4,074	$-	$(2,952)	$3,881	$5,030
Black Fox, Canada	Gold	6,693	-	2,847	2,520	-	-	1,326	3,953
Chapada, Brazil	Copper	11,001	-	3,249	3,765	-	-	3,987	7,753
Diavik, Canada	Diamonds	-	7,150	-	6,080	-	-	1,070	6,781
Karma, Burkina Faso	Gold	6,863	-	1,365	3,437	-	-	2,061	5,489
Ming, Canada	Gold	796	-	-	356	-	-	440	796
Santa Elena, Mexico	Gold	11,570	-	3,485	1,098	-	-	6,987	7,548
Yamana silver stream, Argentina	Silver	4,252	-	1,267	2,253	-	-	732	2,985
Other Royalties [1]	Various	-	11,538	-	5,894	9,104	(866)	(2,594)	13,693
Other	Gold	327	-	26	103	-	221	(23)	294
Total Segments		$49,208	$19,067	$15,321	$29,580	$9,104	$(3,597)	$17,867	$54,322

Corporate:
Administration & Project evaluation expenses		-	-	-	-	-	-	(11,300)	(7,408)
Foreign exchange gain		-	-	-	-	-	-	2,434	-
Gain on revaluation of investments		-	-	-	-	-	-	5,827	-
Finance expense, net		-	-	-	-	-	-	(1,465)	(1,593)
Other		-	-	-	-	-	(1,251)	1,251	(548)
Total Corporate		$-	$-	$-	$-	$-	$(1,251)	$(3,253)	$(9,549)

Consolidated		$49,208	$19,067	$15,321	$29,580	$9,104	(4,848)	$14,614	$44,773

1)

Where a mineral interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Copper Mountain, Forrestania and Sheerness. Includes royalty revenue from royalty interests located in Canada of $5.7 million, in the United States of $1.5 million, Argentina of $1.8 million, Honduras of $1.8 million and other of $0.7 million. Includes royalty revenue from Gold of $6.5 million, Copper of $1.5 million and Other Base Metals of $3.5 million.

For the year ended December 31, 2016

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Impairment of mineral, royalty and other interests	(Gain) loss on disposal of mineral interest and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake, Canada	Gold	$8,721	$462	$3,494	$4,411	$-	$-	$1,278	$5,481
Black Fox, Canada	Gold	5,617	-	2,354	2,011	-	-	1,252	2,951
Chapada, Brazil	Copper	6,075	-	1,843	2,737	-	-	1,495	4,232
Diavik, Canada	Diamonds	-	5,856	-	5,519	-	-	337	5,901
Karma, Burkina Faso	Gold	4,272	-	860	2,095	-	-	1,317	3,314
Ming, Canada	Gold	2,025	-	-	792	-	-	1,233	2,025
Santa Elena, Mexico	Gold	11,772	-	3,385	2,001	-	-	6,386	8,460
Yamana silver stream, Argentina	Silver	2,926	-	876	1,427	-	-	623	2,050
Other Royalties [1]	Various	-	14,419	4	6,592	2,507	-	5,316	14,073
Other	Gold	226	-	18	69	-	-	139	208
Total Segments		$41,634	$20,737	$12,834	$27,654	$2,507	$-	$19,376	$48,695

Corporate:
Administration & Project evaluation expenses		-	-	-	-	-	-	(10,095)	(6,758)
Foreign exchange loss		-	-	-	-	-	-	(87)	-
Gain on revaluation of investments		-	-	-	-	-	-	22,093	-
Finance expense, net		-	-	-	-	-	-	(395)	(2,388)
Other		-	-	-	-	-	1,107	(1,107)	(558)
Total Corporate		$-	$-	$-	$-	$-	$1,107	$10,409	$(9,704)

Consolidated		$41,634	$20,737	$12,834	$27,654	$2,507	1,107	$29,785	$38,991

1)

Where a mineral interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Copper Mountain, Forrestania and Sheerness. Includes royalty revenue from royalty interests located in Canada of $5.6 million, in the United States of $2.5 million, Argentina of $1.9 million, Honduras of $3.7 million and other of $0.7 million. Includes royalty revenue from Gold of $9.2 million, Copper of $2.5 million and Other Base Metals of $2.7 million.

Total assets as of:

In $000s	December 31, 2017	December 31, 2016
Aurizona	$10,723	$10,723
Bachelor Lake	1,124	5,268
Black Fox	11,350	13,946
Chapada	63,026	66,791
Diavik	36,739	42,450
Hot Maden [1]	183,271	5,818
Hugo North Extension and Heruga	35,351	35,351
Karma	21,034	24,389
Ming	11,300	11,653
Santa Elena	3,693	4,345
Yamana silver stream	70,556	72,807
Other Royalties [2]	96,131	108,844
Other [3]	7,423	6,190
Total Segments	$551,721	$408,575

Corporate:
Cash	12,539	21,434
Investments	78,882	61,293
Deferred Tax Assets	13,581	16,934
Deferred Financing Costs and Other	4,192	3,289
Loan Receivable	-	23,357
Total Corporate	$109,194	$126,307

Consolidated	$660,915	$534,882

1)	Includes royalty interest of $5.8 million and investment in associate of $177.5 million in 2017. Includes $5.8 million royalty interest in 2016.
2)

Where a mineral interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the Royalty interest has been summarized under Other Royalties. Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Bomboré, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and other.

3)	Includes Koricancha Stream and other.

Non-current assets by geographical region as of:

In $000s	December 31, 2017[1]	December 31, 2016[1]

North America
Canada	$86,832	$99,728
USA	16,055	21,403
Mexico	2,874	4,033

South & Central America
Argentina	$94,166	$95,191
Brazil	77,113	85,410
French Guiana	5,154	5,153
Peru	6,434	4,899
Honduras	1,430	2,248
Chile	2,460	2,460
Paraguay	-	1,264

Africa
Burkina Faso	$20,087	$26,807
South Africa	4,301	4,066
Cote D'Ivoire	400	-
Botswana	1,017	-

Asia & Australia
Turkey	$187,725	$10,260
Mongolia	36,589	36,589
Australia	2,891	3,274

Consolidated	$545,528	$402,785

1)	Includes Mineral, Royalty and Other Interests (Note 6), Investment in Associate (Note 8) and Exploration Assets.

18.	SUBSEQUENT EVENTS

On January 3, 2018, the Company completed its previously announced agreement to sell $18.3 million in debt and equity securities of Equinox Gold Corp. to Mr. Ross Beaty.  The sale was conditional upon the closing of the announced business combination between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp. which occurred on December 22, 2017.

On January 17, 2018, the Company acquired a 2% NSR on the producing Houndé gold mine in Burkina Faso, owned and operated by Endeavour Mining Corporation. The royalty was acquired from Acacia Mining PLC for $45 million in cash and covers the Kari North and Kari South tenements.